FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

People's Choice Home Loan Securities Corp.	**0001275070**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 31, 2004 Series 2004-2	**333-111811**

Name of Person Filing the Document
(If Other than the Registrant)

04042054

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PEOPLE'S CHOICE HOME LOAN
SECURITIES CORP.

By: Brad Plantiko
Name: BRAD PLANTIKO
Title: EVP

Dated: August 31, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

People's Choice
Home Loan, Inc.

$[730,598,000] (Approximate)
PEOPLE'S CHOICE HOME LOAN SECURITIES TRUST 2004-2

People's Choice Home Loan, Inc.
(Seller)

Wells Fargo Bank, N.A.
(Master Servicer and Securities Administrator)

People's Choice Home Loan Securities Trust 2004-2

To 10% Call

Class	Approx. Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Ratings (S&P/Fitch/Moody's)
A1(3)	199,388,000	1M LIBOR	1.96	01 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A2(3)	22,154,000	1M LIBOR	5.90	45 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A3(4)	149,963,000	1M LIBOR	1.96	01 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A4(4)	16,663,000	1M LIBOR	5.90	45 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A5(5)	209,115,000	1M LIBOR	2.41	01 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
M1	24,102,000	1M LIBOR	5.07	43 – 89	17.50%	TBD	10/25/2034	AAA/AA+/Aa1
M2	20,713,000	1M LIBOR	5.02	41 – 89	14.75%	TBD	10/25/2034	AA+/AA+/Aa2
M3	15,063,000	1M LIBOR	4.99	40 – 89	12.75%	TBD	10/25/2034	AA/AA/Aa3
M4	26,362,000	1M LIBOR	4.96	39 – 89	9.25%	TBD	10/25/2034	AA-/AA-/A2
M5	9,415,000	1M LIBOR	4.95	39 – 89	8.00%	TBD	10/25/2034	A/A/A3
M6	9,415,000	1M LIBOR	4.93	38 – 89	6.75%	TBD	10/25/2034	A-/A-/Baa1
M7	8,662,000	1M LIBOR	4.92	38 – 89	5.60%	TBD	10/25/2034	BBB+/BBB+/Baa2
M8	8,285,000	1M LIBOR	4.92	38 – 89	4.50%	TBD	10/25/2034	BBB/BBB/Baa3
M9	11,298,000	5.00%	4.91	37 – 89	3.00%	NA	10/25/2034	BBB-/BBB-/NR
B(6)	11,298,000	5.00%	4.78	37 – 89	1.50%	NA	10/25/2034	BB+/BB/NR

To Maturity

Class	Approx. Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Ratings (S&P/Fitch/Moody's)
A1(3)	199,388,000	1M LIBOR	2.09	01 – 191	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A2(3)	22,154,000	1M LIBOR	6.74	45 – 191	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A3(4)	149,963,000	1M LIBOR	2.08	01 – 191	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A4(4)	16,663,000	1M LIBOR	6.73	45 – 191	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A5(5)	209,115,000	1M LIBOR	2.65	01 – 198	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
M1	24,102,000	1M LIBOR	5.60	43 – 167	17.50%	TBD	10/25/2034	AAA/AA+/Aa1
M2	20,713,000	1M LIBOR	5.53	41 – 161	14.75%	TBD	10/25/2034	AA+/AA+/Aa2
M3	15,063,000	1M LIBOR	5.49	40 – 154	12.75%	TBD	10/25/2034	AA/AA/Aa3
M4	26,362,000	1M LIBOR	5.43	39 – 149	9.25%	TBD	10/25/2034	AA-/AA-/A2
M5	9,415,000	1M LIBOR	5.38	39 – 137	8.00%	TBD	10/25/2034	A/A/A3
M6	9,415,000	1M LIBOR	5.33	38 – 132	6.75%	TBD	10/25/2034	A-/A-/Baa1
M7	8,662,000	1M LIBOR	5.29	38 – 126	5.60%	TBD	10/25/2034	BBB+/BBB+/Baa2
M8	8,285,000	1M LIBOR	5.23	38 – 119	4.50%	TBD	10/25/2034	BBB/BBB/Baa3
M9	11,298,000	5.00%	5.10	37 – 110	3.00%	NA	10/25/2034	BBB-/BBB-/NR
B(6)	11,298,000	5.00%	4.80	37 – 95	1.50%	NA	10/25/2034	BB+/BB/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(2) Initial Credit Enhancement includes initial overcollateralization of approximately 1.50%.

(3) The Class A1 and A2 Certificates are the Senior Certificates of Group 1.

(4) The Class A3 and A4 Certificates are the Senior Certificates of Group 2.

(5) The Class A5 Certificates are the Senior Certificates of Group 3.

(6) The Class B Certificates are not offered hereby.

Summary of Terms	
Issuer:	People's Choice Home Loan Securities Trust 2004-2
Company:	People's Choice Home Loan Securities Corp.
Trustee:	HSBC Bank USA
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Servicer:	People's Choice Home Loan, Inc. will initially service the Mortgage Loans; during this initial period, Wells Fargo Bank, N.A. will act as back-up Servicer. Primary servicing will be transferred to Chase Manhattan Mortgage Corporation on or before January 1, 2005.
Lead Manager:	Lehman Brothers Inc.
Co-Manager:	Bear Stearns & Co. Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 27, 2004
Cut-Off Date:	August 1, 2004
Pricing Date:	Week of August 16, 2004
Closing Date:	On or about August 27, 2004
Settlement Date:	On or about August 27, 2004 through DTC, Euroclear or Clearstream.
Delay Days:	0 day delay – All Classes
Day Count:	Actual/360 on Classes A1, A2, A3, A4, A5, M1, M2, M3, M4, M5, M6, M7, and M8 30/360 on Classes M9 and B
Collection Period:	2nd day of prior month through 1st day of month of the related Distribution Date.

Summary of Terms (continued)	
Servicing Fee:	The servicing fee is equal to 0.500% of the loan principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Clearstream.
Denomination:	$25,000 minimum and increments $1 in excess thereof for the Class A Certificates. $100,000 minimum and increments $1 in excess thereof for the Subordinate Certificates.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible.
ERISA Eligibility:	The Class A and Class M Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups: Group 1, Group 2, and Group 3;

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1) All principal from Group 1 will be paid to the Class A1 and A2 Certificates sequentially and in that order, until their certificate principal balances are reduced to zero;

2) All principal from Group 2 will be paid to the Class A3 and A4 Certificates sequentially and in that order, until their certificate principal balances are reduced to zero;

3) All principal from Group 3 will be paid to the Class A5 Certificates, until its certificate principal balance has been reduced to zero;

4) If the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the unrelated groups based on the aggregate balance of the Senior Certificates related to each group, to be paid as described above, until all the Senior Certificates have been reduced to zero. Once the Senior Certificates have been retired, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9, and B Certificates, in that order, in each case until its certificate principal balance is reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is not in effect: principal from each group will be paid to the related Senior Certificates as follows:

1) All principal from Group 1 will be paid on a *pro rata* basis to the Class A1 and A2 Certificates, all principal from Group 2 will be paid on a *pro rata* basis to the Class A3 and A4 Certificates and all principal from Group 3 will be paid as described in Step I(3) above, concurrently, until the Targeted Senior Enhancement Percentage has been reached;

2) If the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the unrelated groups based on the aggregate balance of the Senior Certificates related to each group, to be paid as described in Step II(1) above, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8, M9 and B Certificates, in that order, so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current aggregate loan balance, subject to a floor equal to 0.50% of the Cut-Off Date collateral Balance.

III. The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) is at least double the original Senior Enhancement Percentage (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th Distribution Date.

Interest Payment Priority

The Interest Rates for the Class A1, A2, A3, A4, A5, M1, M2, M3, M4, M5, M6, M7, and M8 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rates for the Class M9 and B Certificates will be equal to the lesser of (i) 5.00% and (ii) their Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates and Class M9 and B Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or in the case of the first Accrual Period, beginning on the Settlement Date) and ending on the day immediately preceding the related Distribution Date.

Interest Payment Priority (continued)

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and certain costs, liabilities, and expenses of the Trustee, Master Servicer, or Securities Administrator to the extent provided in the Pooling & Servicing Agreement;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1 and A2 Certificates from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A3 and A4 Certificates from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to the Class A5 Certificates from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6, M7, M8, M9, and B, sequentially and in that order;

(6) To pay to the Trustee, Master Servicer and the Securities Administrator previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling & Servicing Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the OC Target;

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, A2, A3, A4, and A5 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6, M7, M8, M9, and B, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6, M7, M8, M9, and B, in that order, any Deferred Amounts; and

(11) To pay remaining amounts to the holder of the Class C Certificate. (1)

(1) Any amounts received under the Interest Rate Cap Agreement will be allocated in steps (8), (9) and (11), in that order of priority.

Carryforward Interest

"Carryforward Interest" for each Class of offered certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of offered certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Interest Rate Cap Agreement

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-three month Interest Rate Cap Agreement will have a strike rate of 1.60% and a ceiling of 5.50%, paying a maximum of 3.90%. It will contribute cash in the event one-month LIBOR rises above the strike rate. The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	750,000,000.00
3	743,149,893.57
4	735,291,545.57
5	726,098,838.25
6	714,878,733.36
7	702,439,180.73
8	688,955,269.41
9	673,664,834.93
10	657,288,144.43
11	638,112,030.74
12	617,778,827.70

Month	Approximate Notional Balance ($)
13	597,375,091.20
14	572,799,772.34
15	552,160,315.90
16	533,382,588.91
17	515,640,273.30
18	496,969,568.16
19	471,667,604.71
20	445,279,811.79
21	420,552,152.89
22	398,478,186.70
23	377,684,441.02
24	358,063,530.05

Interest Rate Cap Agreement (continued)

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 3.90%, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360. For purposes of determining the amount payable to the offered certificates and the Class B Certificates, the notional amount described in clause (a) will be capped at an amount equal to the aggregate certificate principal balance of the offered certificates and the Class B Certificates.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to either Group has been reduced to zero, such weighting shall be on the basis of the principal balance of each Group and further provided that in the case of Classes M9 and B clause (b) in each definition above will be equal to 1.

The "Group Subordinate Amount" is the excess of the aggregate loan balance of the related group for the immediately preceding Distribution Date over the aggregate certificate principal balance of the Class A1 and A2 Certificates (for Group 1) or Class A3 and A4 Certificates (for Group 2) or Class A5 Certificates (for Group 3), immediately prior to the related Distribution Date.

Net Funds Cap (continued)

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related Collection Period divided by (y) 12, and (B) the aggregate Group loan balance for the immediately preceding Distribution Date

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount actually paid based on the applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class C and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction may be called by the majority holders of the Class C Certificates, on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date collateral balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on the Class A Certificates will double, the margins on Classes M1, M2, M3, M4, M5, M6, M7, and M8 will increase to 1.5 times their initial margin and the Interest Rate for Classes M9 and B will increase to 5.75%

Credit Enhancement

Subordination

The Class A Certificates will have limited protection in the form of the subordination provided by the Subordinate Certificates. The Class A Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate certificate principal balance exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate principal balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target with respect to any Distribution Date prior to the Stepdown Date is equal to 1.50% of the Cut-Off Date collateral balance. On or after the Stepdown Date, the OC Target is equal to 3.00% of the current collateral balance, subject to a floor equal to 0.50% of the Cut-Off Date collateral balance. If a Trigger Event has occurred on the related Distribution Date, the OC Target will be the same as the OC Target on the preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 38% of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed certain levels set by the rating agencies, which are expected to be as follows:

Distribution Date	Loss Percentage
September 2007 to August 2008	3.75% for the first month, plus an additional 1/12th of 2.00% for each month thereafter
September 2008 to August 2009	5.75% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
September 2009 to August 2010	6.75% for the first month plus an additional 1/12th of 0.50% for each month thereafter.
September 2010 and thereafter	7.25%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date collateral Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which the aggregate certificate principal amount of the Subordinate Certificates, and the OC (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Contacts		
Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Ross Shapiro	(212) 526-6870
MBS Banking	Brad Andres	(212) 526-8367
	Andor Meszaros	(212) 526-5150
	Caroline Yao	(212) 526-6527
MBS Structuring	Sei-Hyong Park	(212) 526-0203

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Average Life (yrs)	4.32	2.91	**1.96**	1.29	1.01
Window (mos)	1 -176	1 -121	**1 -89**	1 -70	1 -30
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	2/25/2007
Class A2					
Average Life (yrs)	9.61	6.46	**5.90**	5.59	2.97
Window (mos)	56 -176	37 -121	**45 -89**	56 -70	30 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class A3					
Average Life (yrs)	4.32	2.91	**1.96**	1.28	1.01
Window (mos)	1 -176	1 -121	**1 -89**	1 -70	1 -30
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	2/25/2007
Class A4					
Average Life (yrs)	9.60	6.46	**5.90**	5.59	2.96
Window (mos)	56 -176	37 -121	**45 -89**	56 -70	30 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class A5					
Average Life (yrs)	4.95	3.34	**2.41**	1.76	1.24
Window (mos)	1 -176	1 -121	**1 -89**	1 -70	1 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.**

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Average Life (yrs)	4.57	3.11	**2.09**	1.30	1.01
Window (mos)	1 -319	1 -251	**1 -191**	1 -149	1 -30
Expected Final Mat.	3/25/2031	7/25/2025	**7/25/2020**	1/25/2017	2/25/2007
Class A2					
Average Life (yrs)	10.45	7.13	**6.74**	6.91	3.44
Window (mos)	56 -319	37 -251	**45 -191**	56 -149	30 -118
Expected Final Mat.	3/25/2031	7/25/2025	**7/25/2020**	1/25/2017	6/25/2014
Class A3					
Average Life (yrs)	4.57	3.11	**2.08**	1.30	1.01
Window (mos)	1 -319	1 -250	**1 -191**	1 -149	1 -30
Expected Final Mat.	3/25/2031	6/25/2025	**7/25/2020**	1/25/2017	2/25/2007
Class A4					
Average Life (yrs)	10.45	7.13	**6.73**	6.90	3.43
Window (mos)	56 -319	37 -250	**45 -191**	56 -149	30 -117
Expected Final Mat.	3/25/2031	6/25/2025	**7/25/2020**	1/25/2017	5/25/2014
Class A5					
Average Life (yrs)	5.33	3.64	**2.65**	1.95	1.34
Window (mos)	1 -324	1 -258	**1 -198**	1 -156	1 -126
Expected Final Mat.	8/25/2031	2/25/2026	**2/25/2021**	8/25/2017	2/25/2015

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Average Life (yrs)	2.86	1.56	0.99
Window (mos)	1 -118	1 -77	1 -29
Expected Final Mat.	6/25/2014	1/25/2011	1/25/2007
Class A2			
Average Life (yrs)	6.42	5.72	2.78
Window (mos)	37 -118	51 -77	29 -55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class A3			
Average Life (yrs)	2.86	1.56	0.99
Window (mos)	1 -118	1 -77	1 -29
Expected Final Mat.	6/25/2014	1/25/2011	1/25/2007
Class A4			
Average Life (yrs)	6.42	5.72	2.78
Window (mos)	37 -118	51 -77	29 -55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class A5			
Average Life (yrs)	3.23	1.98	1.18
Window (mos)	1 -118	1 -77	1 -55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Average Life (yrs)	3.07	1.63	0.99
Window (mos)	1 -251	1 -169	1 -29
Expected Final Mat.	7/25/2025	9/25/2018	1/25/2007
Class A2			
Average Life (yrs)	7.13	6.80	2.95
Window (mos)	37 -251	51 -169	29 -121
Expected Final Mat.	7/25/2025	9/25/2018	9/25/2014
Class A3			
Average Life (yrs)	3.07	1.63	0.99
Window (mos)	1 -251	1 -169	1 -29
Expected Final Mat.	7/25/2025	9/25/2018	1/25/2007
Class A4			
Average Life (yrs)	7.13	6.80	2.96
Window (mos)	37 -251	51 -169	29 -121
Expected Final Mat.	7/25/2025	9/25/2018	9/25/2014
Class A5			
Average Life (yrs)	3.49	2.16	1.20
Window (mos)	1 -252	1 -170	1 -122
Expected Final Mat.	8/25/2025	10/25/2018	10/25/2014

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class M1					
Avg. Life (yrs)	9.67	6.54	**5.07**	4.78	4.66
Window (mos)	56 - 176	37 - 121	**43 - 89**	50 - 70	56 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M2					
Avg. Life (yrs)	9.67	6.54	**5.02**	4.53	4.66
Window (mos)	56 - 176	37 - 121	**41 - 89**	47 - 70	55 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M3					
Avg. Life (yrs)	9.67	6.54	**4.99**	4.39	4.43
Window (mos)	56 - 176	37 - 121	**40 - 89**	44 - 70	50 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M4					
Avg. Life (yrs)	9.67	6.54	**4.96**	4.28	4.11
Window (mos)	56 - 176	37 - 121	**39 - 89**	42 - 70	45 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M5					
Avg. Life (yrs)	9.67	6.54	**4.95**	4.20	3.91
Window (mos)	56 - 176	37 - 121	**39 - 89**	41 - 70	43 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M6					
Avg. Life (yrs)	9.67	6.54	**4.93**	4.16	3.83
Window (mos)	56 - 176	37 - 121	**38 - 89**	40 - 70	42 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M7					
Avg. Life (yrs)	9.67	6.54	**4.92**	4.14	3.76
Window (mos)	56 - 176	37 - 121	**38 - 89**	39 - 70	41 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M8					
Avg. Life (yrs)	9.67	6.54	**4.92**	4.12	3.70
Window (mos)	56 - 176	37 - 121	**38 - 89**	39 - 70	40 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M9					
Avg. Life (yrs)	9.67	6.54	**4.91**	4.08	3.65
Window (mos)	56 - 176	37 - 121	**37 - 89**	38 - 70	39 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class B					
Avg. Life (yrs)	9.44	6.37	**4.78**	3.95	3.51
Window (mos)	56 - 176	37 - 121	**37 - 89**	37 - 70	37 - 56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.**

Sensitivity Analysis – To Maturity					
Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class M1					
Avg. Life (yrs)	10.53	7.22	**5.60**	5.18	6.43
Window (mos)	56 -295	37 -221	**43 -167**	50 -131	65 -105
Expected Final Mat.	3/25/2029	1/25/2023	**7/25/2018**	7/25/2015	5/25/2013
Class M2					
Avg. Life (yrs)	10.52	7.20	**5.53**	4.92	5.21
Window (mos)	56 -287	37 -213	**41 -161**	47 -126	55 -101
Expected Final Mat.	7/25/2028	5/25/2022	**1/25/2018**	2/25/2015	1/25/2013
Class M3					
Avg. Life (yrs)	10.49	7.18	**5.49**	4.77	4.74
Window (mos)	56 -280	37 -205	**40 -154**	44 -121	50 -97
Expected Final Mat.	12/25/2027	9/25/2021	**6/25/2017**	9/25/2014	9/25/2012
Class M4					
Avg. Life (yrs)	10.46	7.15	**5.43**	4.63	4.40
Window (mos)	56 -273	37 -198	**39 -149**	42 -117	45 -94
Expected Final Mat.	5/25/2027	2/25/2021	**1/25/2017**	5/25/2014	6/25/2012
Class M5					
Avg. Life (yrs)	10.40	7.10	**5.38**	4.52	4.17
Window (mos)	56 -256	37 -183	**39 -137**	41 -107	43 -86
Expected Final Mat.	12/25/2025	11/25/2019	**1/25/2016**	7/25/2013	10/25/2011
Class M6					
Avg. Life (yrs)	10.35	7.06	**5.33**	4.46	4.07
Window (mos)	56 -248	37 -176	**38 -132**	40 -103	42 -83
Expected Final Mat.	4/25/2025	4/25/2019	**8/25/2015**	3/25/2013	7/25/2011
Class M7					
Avg. Life (yrs)	10.29	7.01	**5.29**	4.41	3.98
Window (mos)	56 -238	37 -168	**38 -126**	39 -98	41 -79
Expected Final Mat.	6/25/2024	8/25/2018	**2/25/2015**	10/25/2012	3/25/2011
Class M8					
Avg. Life (yrs)	10.20	6.93	**5.23**	4.34	3.89
Window (mos)	56 -227	37 -159	**38 -119**	39 -92	40 -74
Expected Final Mat.	7/25/2023	11/25/2017	**7/25/2014**	4/25/2012	10/25/2010
Class M9					
Avg. Life (yrs)	10.01	6.79	**5.10**	4.22	3.77
Window (mos)	56 -213	37 -149	**37 -110**	38 -86	39 -69
Expected Final Mat.	5/25/2022	1/25/2017	**10/25/2013**	10/25/2011	5/25/2010
Class B					
Avg. Life (yrs)	9.46	6.39	**4.80**	3.96	3.52
Window (mos)	56 -187	37 -129	**37 -95**	37 -74	37 -59
Expected Final Mat.	3/25/2020	5/25/2015	**7/25/2012**	10/25/2010	7/25/2009

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.40	4.77	4.58
Window (mos)	37-118	47-77	55-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M2			
Avg. Life (yrs)	6.40	4.63	4.58
Window (mos)	37-118	44-77	55-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M3			
Avg. Life (yrs)	6.40	4.55	4.48
Window (mos)	37-118	43-77	51-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M4			
Avg. Life (yrs)	6.40	4.48	4.12
Window (mos)	37-118	40-77	45-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M5			
Avg. Life (yrs)	6.40	4.43	3.90
Window (mos)	37-118	40-77	44-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M6			
Avg. Life (yrs)	6.40	4.41	3.81
Window (mos)	37-118	39-77	42-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M7			
Avg. Life (yrs)	6.40	4.40	3.74
Window (mos)	37-118	39-77	41-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M8			
Avg. Life (yrs)	6.40	4.37	3.68
Window (mos)	37-118	38-77	40-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M9			
Avg. Life (yrs)	6.40	4.37	3.62
Window (mos)	37-118	38-77	39-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class B			
Avg. Life (yrs)	6.23	4.22	3.47
Window (mos)	37-118	37-77	38-55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	7.07	5.21	7.04
Window (mos)	37 -215	47 -143	68 -111
Expected Final Mat.	7/25/2022	7/25/2016	11/25/2013
Class M2			
Avg. Life (yrs)	7.05	5.06	5.33
Window (mos)	37 -208	44 -137	56 -98
Expected Final Mat.	12/25/2021	1/25/2016	10/25/2012
Class M3			
Avg. Life (yrs)	7.03	4.97	4.77
Window (mos)	37 -200	43 -132	51 -94
Expected Final Mat.	4/25/2021	8/25/2015	6/25/2012
Class M4			
Avg. Life (yrs)	6.99	4.87	4.39
Window (mos)	37 -194	40 -127	45 -91
Expected Final Mat.	10/25/2020	3/25/2015	3/25/2012
Class M5			
Avg. Life (yrs)	6.95	4.79	4.15
Window (mos)	37 -179	40 -117	44 -83
Expected Final Mat.	7/25/2019	5/25/2014	7/25/2011
Class M6			
Avg. Life (yrs)	6.91	4.74	4.04
Window (mos)	37 -173	39 -113	42 -80
Expected Final Mat.	1/25/2019	1/25/2014	4/25/2011
Class M7			
Avg. Life (yrs)	6.86	4.69	3.94
Window (mos)	37 -165	39 -107	41 -76
Expected Final Mat.	5/25/2018	7/25/2013	12/25/2010
Class M8			
Avg. Life (yrs)	6.78	4.62	3.85
Window (mos)	37 -156	38 -101	40 -72
Expected Final Mat.	8/25/2017	1/25/2013	8/25/2010
Class M9			
Avg. Life (yrs)	6.64	4.52	3.72
Window (mos)	37 -145	38 -94	39 -67
Expected Final Mat.	9/25/2016	6/25/2012	3/25/2010
Class B			
Avg. Life (yrs)	6.25	4.23	3.48
Window (mos)	37 -126	37 -81	38 -58
Expected Final Mat.	2/25/2015	5/25/2011	6/25/2009

Net Funds Cap Schedule* (1) (2)

**The Effective Net Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Certificates as described herein.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	7.165	7.190	7.085	7.144	31	10.608	10.637	10.097	10.438
2	10.766	10.790	10.690	10.746	32	9.580	9.606	9.118	9.426
3	10.417	10.440	10.344	10.398	33	9.897	9.924	9.420	9.738
4	10.763	10.787	10.688	10.743	34	9.576	9.605	9.115	9.423
5	10.414	10.437	10.343	10.396	35	9.893	9.923	9.416	9.735
6	10.413	10.436	10.342	10.394	36	10.382	10.412	9.803	10.188
7	11.526	11.552	11.449	11.506	37	10.382	10.410	9.801	10.186
8	10.409	10.433	10.340	10.392	38	10.725	10.754	10.125	10.523
9	10.754	10.779	10.684	10.736	39	10.377	10.405	9.796	10.181
10	10.406	10.429	10.338	10.389	40	10.720	10.752	10.120	10.519
11	10.751	10.775	10.682	10.733	41	10.372	10.403	9.791	10.177
12	10.402	10.426	10.336	10.385	42	11.124	11.155	10.445	10.895
13	10.400	10.424	10.335	10.384	43	11.889	11.921	11.163	11.644
14	10.745	10.769	10.678	10.728	44	11.119	11.149	10.439	10.889
15	10.396	10.420	10.332	10.380	45	11.486	11.518	10.784	11.249
16	10.741	10.765	10.675	10.724	46	11.113	11.146	10.433	10.884
17	10.392	10.416	10.329	10.377	47	11.480	11.514	10.777	11.244
18	10.390	10.413	10.328	10.375	48	11.193	11.227	10.572	10.985
19	11.501	11.527	11.433	11.484	49	11.191	11.224	10.569	10.983
20	10.364	10.388	10.304	10.350	50	11.561	11.595	10.917	11.346
21	10.594	10.618	10.532	10.579	51	11.185	11.218	10.562	10.977
22	10.155	10.184	10.096	10.142	52	11.555	11.592	10.910	11.340
23	10.397	10.426	10.336	10.384	53	11.179	11.215	10.555	10.971
24	12.123	12.149	11.744	11.997	54	11.262	11.299	10.697	11.075
25	8.856	8.880	8.478	8.730	55	12.467	12.506	11.839	12.259
26	9.150	9.175	8.759	9.020	56	11.257	11.293	10.690	11.069
27	8.853	8.878	8.475	8.728	57	11.629	11.667	11.043	11.435
28	9.147	9.175	8.756	9.018	58	11.251	11.287	10.683	11.063
29	8.850	8.877	8.473	8.726	59	11.623	11.666	11.035	11.430
30	9.583	9.610	9.122	9.429	60	11.307	11.346	10.733	11.118

(1) **Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

(2) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.**

Available Excess Spread (1) (2)

Period	Excess Spread (%)	Period	Excess Spread (%)
1	4.823	31	4.114
2	4.661	32	3.630
3	4.391	33	3.727
4	4.285	34	3.531
5	4.123	35	3.631
6	4.150	36	3.689
7	4.304	37	3.644
8	3.928	38	3.716
9	3.899	39	3.556
10	3.681	40	3.698
11	3.685	41	3.518
12	3.509	42	3.655
13	3.531	43	3.946
14	3.508	44	3.595
15	3.253	45	3.728
16	3.220	46	3.535
17	2.913	47	3.667
18	2.883	48	3.628
19	3.166	49	3.592
20	2.701	50	3.718
21	2.745	51	3.512
22	2.529	52	3.646
23	2.593	53	3.443
24	3.793	54	3.559
25	3.793	55	4.050
26	3.871	56	3.507
27	3.683	57	3.659
28	3.774	58	3.467
29	3.583	59	3.627
30	3.730	60	3.591

(1) **Assumes 1 month LIBOR and 6 month are equal to their respective forward curves (as of 8/16/04).**

(2) **Assumes 100% of the Prepayment Assumption, as defined on page two.**

Breakeven CDR Table*

** The table below indicates the Constant Default Rate ("CDR"), the related cumulative loss on the Mortgage Loans and the weighted average life that can be sustained without the referenced Class incurring a writedown. Calculations are run to maturity at the 1-month and 6-month Forward LIBOR curve. Other assumptions incorporated include the following: (1) 100% of the Prepayment Assumption, (2) 40% loss severity, (3) 6-month lag from default to loss, (4) timely advances of delinquent principal and interest, (5) a Trigger Event is in effect, and (6) prepayments are exclusive of defaults.*

Class	CDR Break	Cumulative Loss	WAL
M1	31.56%	21.92%	6.33
M2	26.00%	19.65%	7.37
M3	22.40%	17.96%	8.52
M4	16.86%	14.92%	8.60
M5	15.07%	13.80%	11.11
M6	13.35%	12.65%	11.52
M7	11.90%	11.61%	12.14
M8	10.73%	10.73%	12.58
M9	9.50%	9.76%	12.55
B	8.31%	8.76%	12.98

Collateral Summary: Aggregate

Total Number of Loans	4,405	**Geographic Distribution**	
Total Outstanding Loan Balance	$753,194,211	(Other States account individually for less than 5.00%	
Average Loan Balance	$170,986	of the Cut-Off Date aggregate principal balance	
Fixed Rate	20.47%	California	47.46%
Adjustable Rate	79.53%	Florida	12.04%
Prepayment Penalty Coverage	90.20%	Nevada	7.61%
Weighted Average Coupon	7.41%	Illinois	6.17%
Weighted Average Margin	5.34%		
Weighted Average Initial Periodic Cap	2.89%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.00%	89031 – North Las Vegas, NV	0.69%
Weighted Average Maximum Rate	13.43%		
Weighted Average Floor	7.31%	**Occupancy Status**	
Weighted Average Original Term (mo.)	358	Primary Home	90.07%
Weighted Average Remaining Term (mo.)	357	Investment	9.93%
Weighted Average CLTV	81.51%		
Weighted Average FICO	625	**Loan Purpose**	
		Purchase	49.51%
Product Type		Cashout Refinance	40.14%
2/28 ARM (Libor)	74.80%	Rate/Term Refinance	10.35%
3/27 ARM (Libor)	2.45%		
5/25 ARM (Libor)	2.29%	**Lien Position**	
Fixed Rate	20.47%	First Lien	97.02%
		Second Lien	2.98%
Prepayment Penalty (years)		**Interest Only Period**	
None	9.80%	60 Months	9.04%
6 Months	0.39%	None	90.96%
1 Year	5.48%		
2 Years	63.76%	**Documentation Type**	
3 Years	20.58%	Full	54.91%
		Stated	37.15%
		Limited	7.94%

Collateral Characteristics: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Scheduled Principal Balances

Current Balance ($)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.01 - 50,000.00	512	$19,216,919.04	2.55%
50,000.01 - 100,000.00	1,073	80,887,690.71	10.74
100,000.01 - 150,000.00	843	104,902,260.48	13.93
150,000.01 - 200,000.00	590	102,979,241.78	13.67
200,000.01 - 250,000.00	431	96,886,353.35	12.86
250,000.01 - 300,000.00	318	87,686,449.13	11.64
300,000.01 - 350,000.00	208	67,637,448.90	8.98
350,000.01 - 400,000.00	145	54,406,392.60	7.22
400,000.01 - 450,000.00	113	47,981,063.62	6.37
450,000.01 - 500,000.00	85	40,370,884.03	5.36
500,000.01 - 550,000.00	39	20,377,349.54	2.71
550,000.01 - 600,000.00	27	15,658,506.38	2.08
600,000.01 - 650,000.00	7	4,404,178.71	0.58
650,000.01 - 700,000.00	9	6,097,879.86	0.81
700,000.01 - 750,000.00	4	2,949,593.31	0.39
750,000.01 - 800,000.00	1	752,000.00	0.10
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 14,951.51
Maximum: 752,000.00
Average: 170,986.20

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Mortgage Rates			
Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
5.001 - 5.250	7	$1,561,924.54	0.21%
5.251 - 5.500	33	8,395,257.98	1.11
5.501 - 5.750	40	10,492,102.57	1.39
5.751 - 6.000	144	36,964,216.76	4.91
6.001 - 6.250	174	45,365,509.55	6.02
6.251 - 6.500	277	68,976,060.82	9.16
6.501 - 6.750	281	63,910,335.58	8.49
6.751 - 7.000	482	109,048,842.51	14.48
7.001 - 7.250	262	58,253,780.89	7.73
7.251 - 7.500	373	68,850,886.44	9.14
7.501 - 7.750	307	54,984,775.87	7.30
7.751 - 8.000	427	67,191,546.31	8.92
8.001 - 8.250	198	30,443,565.34	4.04
8.251 - 8.500	227	33,019,374.96	4.38
8.501 - 8.750	174	20,651,632.15	2.74
8.751 - 9.000	186	20,230,491.63	2.69
9.001 - 9.250	86	7,928,621.99	1.05
9.251 - 9.500	94	8,620,140.92	1.14
9.501 - 9.750	67	5,244,136.01	0.70
9.751 - 10.000	198	12,149,823.07	1.61
10.001 - 10.250	55	3,285,141.14	0.44
10.251 - 10.500	67	3,670,563.39	0.49
10.501 - 10.750	34	1,820,408.82	0.24
10.751 - 11.000	100	6,064,027.00	0.81
11.001 - 11.250	32	2,045,370.72	0.27
11.251 - 11.500	24	1,164,354.89	0.15
11.501 - 11.750	28	1,236,061.39	0.16
11.751 - 12.000	5	282,684.89	0.04
12.001 - 12.250	19	1,060,056.05	0.14
12.251 - 12.500	3	100,517.26	0.01
12.501 - 12.750	1	182,000.00	0.02
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 5.150
Maximum: 12.750
Weighted Average: 7.406

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Original Terms to Stated Maturity			
Original Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	78	$7,902,746.73	1.05%
181 - 240	23	3,202,242.79	0.43
301 - 360	4,304	742,089,221.92	98.53
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 180
Maximum.: 360
Weighted Average: 358

Remaining Terms to Stated Maturity			
Remaining Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 – 180	78	$7,902,746.73	1.05%
181 – 240	23	3,202,242.79	0.43
301 – 360	4,304	742,089,221.92	98.53
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 357

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Combined Loan- to-Value Ratio			
Combined Loan-to-Value Ratio (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
10.001 - 20.000	3	$178,807.78	0.02%
20.001 - 30.000	7	424,314.07	0.06
30.001 - 40.000	26	2,440,145.47	0.32
40.001 - 50.000	56	6,512,637.68	0.86
50.001 - 60.000	123	17,129,567.26	2.27
60.001 - 70.000	390	63,729,170.31	8.46
70.001 - 80.000	1,821	356,094,627.74	47.28
80.001 - 90.000	1,203	213,177,539.07	28.30
90.001 - 100.000	776	93,507,402.06	12.41
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 12.850
Maximum: 100.000
Weighted Average: 81.509

FICO Score			
FICO Score	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
476 - 500	12	$1,926,606.30	0.26%
501 - 525	297	41,969,259.44	5.57
526 - 550	390	56,994,437.66	7.57
551 - 575	454	68,244,459.51	9.06
576 - 600	435	75,223,235.26	9.99
601 - 625	771	126,548,592.10	16.80
626 - 650	719	134,395,966.50	17.84
651 - 675	557	101,450,109.47	13.47
676 - 700	361	67,835,194.75	9.01
701 - 725	186	33,360,393.24	4.43
726 - 750	106	22,452,638.29	2.98
751 - 775	72	13,726,022.28	1.82
776 - 800	41	8,619,647.03	1.14
801 >=	4	447,649.61	0.06
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 500
Maximum: 819
Weighted Average: 625

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	4,001	$730,728,771.66	97.02%
2nd Lien	404	22,465,439.78	2.98
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	2,230	$372,908,686.22	49.51%
Cash Out Refinance	1,701	302,323,823.54	40.14
Rate/Term Refinance	474	77,961,701.68	10.35
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	3,190	$537,380,647.66	71.35%
PUD	537	102,119,994.32	13.56
Condo	369	59,350,726.88	7.88
2 Family	238	37,110,818.44	4.93
3 Family	41	10,182,916.43	1.35
4 Family	30	7,049,107.71	0.94
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

State (Top 30)

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
CA-S	997	$248,970,709.39	33.06%
CA-N	436	108,489,105.61	14.40
FL	697	90,666,716.10	12.04
NV	332	57,306,267.03	7.61
IL	283	46,492,635.24	6.17
HI	117	27,122,121.13	3.60
OH	289	25,035,773.29	3.32
TX	201	21,797,448.77	2.89
MI	208	21,296,291.79	2.83
CO	54	10,060,499.74	1.34
MA	44	9,240,476.15	1.23
PA	111	8,142,538.90	1.08
GA	55	8,138,489.00	1.08
TN	85	7,691,012.98	1.02
MD	35	7,675,891.71	1.02
CT	39	6,609,290.69	0.88
AZ	54	6,234,480.66	0.83
MO	63	5,281,154.87	0.70
WA	29	4,890,084.41	0.65
MN	23	4,213,990.27	0.56
OR	24	3,335,334.61	0.44
LA	29	2,845,452.24	0.38
MS	31	2,765,221.37	0.37
NM	17	2,440,060.53	0.32
IN	32	2,438,753.01	0.32
AR	21	2,032,084.55	0.27
AK	10	1,721,103.10	0.23
NC	14	1,577,698.08	0.21
UT	8	1,412,272.37	0.19
KS	7	1,379,291.90	0.18
Other	60	5,891,961.95	0.78
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Documentation Type

Documentation Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Full	2,555	$413,564,493.21	54.91%
Stated	1,576	279,814,892.21	37.15
Limited	274	59,814,826.02	7.94
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Gross Margin

Gross Margin (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
3.001 - 3.500	29	$4,291,651.44	0.72%
3.501 - 4.000	206	58,852,181.40	9.82
4.001 - 4.500	6	2,156,700.00	0.36
4.501 - 5.000	1	263,697.18	0.04
5.001 - 5.500	1,945	349,605,175.67	58.36
5.501 - 6.000	810	165,690,829.14	27.66
6.001 - 6.500	18	2,528,910.68	0.42
6.501 - 7.000	122	15,647,778.09	2.61
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Minimum: 3.500
Maximum: 6.750
Weighted Average: 5.344

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Initial Periodic Rate Cap			
Initial Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	223	$68,124,857.55	11.37%
3.000	2,914	530,912,066.05	88.63
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.886

Periodic Rate Cap			
Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	3,137	$599,036,923.60	100.00%
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Maximum Rate

Maximum Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
11.001 - 11.500	32	$7,023,442.46	1.17%
11.501 - 12.000	132	33,502,123.00	5.59
12.001 - 12.500	277	70,268,300.34	11.73
12.501 - 13.000	528	117,625,470.53	19.64
13.001 - 13.500	557	119,315,958.08	19.92
13.501 - 14.000	653	123,612,970.89	20.64
14.001 - 14.500	370	64,824,940.61	10.82
14.501 - 15.000	292	37,843,152.59	6.32
15.001 - 15.500	135	13,492,380.02	2.25
15.501 - 16.000	84	6,877,415.37	1.15
16.001 - 16.500	39	2,382,552.64	0.40
16.501 - 17.000	27	1,670,933.26	0.28
17.001 - 17.500	3	147,887.76	0.02
17.501 - 18.000	5	193,191.25	0.03
18.001 - 18.500	2	74,204.80	0.01
18.501 - 19.000	1	182,000.00	0.03
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Minimum: 11.150
Maximum: 18.750
Weighted Average: 13.426

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Floor			
Floor (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
<= 5.500	36	$8,538,042.46	1.43%
5.501 - 6.000	150	39,386,916.95	6.58
6.001 - 6.500	343	90,013,765.34	15.03
6.501 - 7.000	585	135,389,096.58	22.60
7.001 - 7.500	524	108,963,665.08	18.19
7.501 - 8.000	593	104,135,135.89	17.38
8.001 - 8.500	336	54,475,790.21	9.09
8.501 - 9.000	278	33,852,567.59	5.65
9.001 - 9.500	132	12,933,758.42	2.16
9.501 - 10.000	83	6,697,415.37	1.12
10.001 - 10.500	39	2,382,552.64	0.40
10.501 - 11.000	27	1,670,933.26	0.28
11.001 - 11.500	3	147,887.76	0.02
11.501 - 12.000	5	193,191.25	0.03
12.001 - 12.500	2	74,204.80	0.01
12.501 - 13.000	1	182,000.00	0.03
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Minimum: 5.150
Maximum: 12.750
Weighted Average: 7.312

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Next Rate Adjustment Date			
Next Rate Adjustment Date	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2006-03	4	$479,186.38	0.08%
2006-04	2	724,000.00	0.12
2006-05	24	5,250,145.03	0.88
2006-06	270	54,164,472.08	9.04
2006-07	1,733	333,413,110.02	55.66
2006-08	920	169,324,274.33	28.27
2007-06	10	1,420,599.86	0.24
2007-07	57	10,303,174.02	1.72
2007-08	36	6,735,529.00	1.12
2009-06	6	1,320,644.52	0.22
2009-07	57	12,149,074.36	2.03
2009-08	18	3,752,714.00	0.63
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Collateral Summary: Pool 1

Total Number of Loans	1,898
Total Outstanding Loan Balance	$279,372,879
Average Loan Balance	$147,193
Fixed Rate	17.26%
Adjustable Rate	82.74%
Prepayment Penalty Coverage	91.06%
Weighted Average Coupon	7.43%
Weighted Average Margin	5.36%
Weighted Average Initial Periodic Cap	2.92%
Weighted Average Periodic Cap	1.00%
Weighted Average Maximum Rate	13.48%
Weighted Average Floor	7.40%
Weighted Average Original Term (mo.)	358
Weighted Average Remaining Term (mo.)	357
Weighted Average CLTV	80.77%
Weighted Average FICO	619
Product Type	
2/28 ARM (Libor)	77.60%
3/27 ARM (Libor)	2.85%
5/25 ARM (Libor)	2.30%
Fixed Rate	17.26%
Prepayment Penalty (years)	
None	8.94%
6 Months	0.39%
1 Year	4.55%
2 Years	66.93%
3 Years	19.20%

Geographic Distribution	
(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance	
California	37.42%
Florida	13.38%
Nevada	9.33%
Illinois	6.14%
Largest Zip Code Concentration	
89031 – North Las Vegas, NV	0.79%
Occupancy Status	
Primary Home	88.63%
Investment	11.37%
Loan Purpose	
Purchase	48.44%
Cashout Refinance	41.15%
Rate/Term Refinance	10.41%
Lien Position	
First Lien	98.54%
Second Lien	1.46%
Interest Only Period	
60 Months	6.33%
None	93.67%
Documentation Type	
Full	58.04%
Stated	35.36%
Limited	6.60%

Collateral Characteristics: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

Scheduled Principal Balances			
Current Balance ($)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	183	$7,146,090.12	2.56%
50,000.01 - 100,000.00	503	38,094,163.91	13.64
100,000.01 - 150,000.00	422	52,549,664.35	18.81
150,000.01 - 200,000.00	312	54,513,812.04	19.51
200,000.01 - 250,000.00	213	47,757,156.26	17.09
250,000.01 - 300,000.00	171	47,216,984.44	16.90
300,000.01 - 350,000.00	72	22,986,132.75	8.23
350,000.01 - 400,000.00	11	4,162,104.37	1.49
400,000.01 - 450,000.00	5	2,107,781.81	0.75
450,000.01 - 500,000.00	6	2,838,988.74	1.02
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Minimum: 14,993.07
Maximum: 499,552.37
Avg.: 147,193.30

Collateral Characteristics continued: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

Mortgage Rates			
Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 5.250	5	$954,629.37	0.34%
5.251 - 5.500	16	3,136,467.21	1.12
5.501 - 5.750	19	4,120,824.78	1.48
5.751 - 6.000	56	12,524,359.45	4.48
6.001 - 6.250	58	12,398,309.34	4.44
6.251 - 6.500	133	25,873,825.36	9.26
6.501 - 6.750	137	26,193,024.58	9.38
6.751 - 7.000	206	37,419,406.16	13.39
7.001 - 7.250	108	18,994,043.00	6.80
7.251 - 7.500	176	27,042,769.71	9.68
7.501 - 7.750	148	22,458,415.28	8.04
7.751 - 8.000	195	26,043,571.24	9.32
8.001 - 8.250	88	11,443,522.18	4.10
8.251 - 8.500	115	15,081,297.69	5.40
8.501 - 8.750	75	7,321,457.41	2.62
8.751 - 9.000	85	8,551,861.14	3.06
9.001 - 9.250	47	3,868,771.84	1.38
9.251 - 9.500	48	3,904,469.29	1.40
9.501 - 9.750	33	2,526,546.20	0.90
9.751 - 10.000	71	4,786,781.62	1.71
10.001 - 10.250	7	561,028.40	0.20
10.251 - 10.500	11	676,634.54	0.24
10.501 - 10.750	7	340,001.75	0.12
10.751 - 11.000	45	2,541,238.82	0.91
11.251 - 11.500	1	66,500.00	0.02
11.501 - 11.750	1	34,450.00	0.01
11.751 - 12.000	5	282,684.89	0.10
12.001 - 12.250	1	43,987.54	0.02
12.501 - 12.750	1	182,000.00	0.07
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Minimum: 5.150
Maximum: 12.750
Weighted Average: 7.426

Collateral Characteristics continued

Collateral characteristics are listed below as of 8/1/2004.

Original Terms to Stated Maturity

Original Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	25	$2,361,121.05	0.85%
181 - 240	14	1,519,259.19	0.54
301 - 360	1,859	275,492,498.55	98.61
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Minimum.: 180
Maximum: 360
Weighted Average: 358

Remaining Terms to Stated Maturity

Remaining Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	25	$2,361,121.05	0.85%
181 - 240	14	1,519,259.19	0.54
301 - 360	1,859	275,492,498.55	98.61
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Minimum.: 178
Maximum: 360
Weighted Average: 357

Collateral Characteristics continued: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

Combined Loan- to-Value Ratio

Combined Loan-to-Value Ratio (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
10.001 - 20.000	2	$138,807.78	0.05%
20.001 - 30.000	4	229,958.93	0.08
30.001 - 40.000	12	1,018,495.73	0.36
40.001 - 50.000	16	1,681,366.78	0.60
50.001 - 60.000	59	8,360,495.68	2.99
60.001 - 70.000	194	28,127,546.15	10.07
70.001 - 80.000	814	132,570,856.22	47.45
80.001 - 90.000	544	77,683,555.82	27.81
90.001 - 100.000	253	29,561,795.70	10.58
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Minimum: 12.850
Maximum: 100.000
Weighted Average: 80.770

FICO Score

FICO Score	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
476 - 500	4	$427,273.36	0.15%
501 - 525	143	18,470,907.15	6.61
526 - 550	195	25,420,536.11	9.10
551 - 575	211	28,971,930.91	10.37
576 - 600	207	29,943,418.37	10.72
601 - 625	306	45,095,797.95	16.14
626 - 650	315	48,334,295.14	17.30
651 - 675	206	32,847,228.87	11.76
676 - 700	144	22,829,162.70	8.17
701 - 725	68	11,356,352.46	4.06
726 - 750	47	8,336,722.85	2.98
751 - 775	35	4,987,454.09	1.79
776 - 800	15	2,134,036.35	0.76
801 >=	2	217,762.48	0.08
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Minimum: 500
Maximum: 806
Weighted Average: 619

Collateral Characteristics continued: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	1,813	$275,292,718.69	98.54%
2nd Lien	85	4,080,160.10	1.46
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	942	$135,326,653.32	48.44%
Cash Out Refinance	752	114,959,159.93	41.15
Rate/Term Refinance	204	29,087,065.54	10.41
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	1,357	$194,005,507.80	69.44%
PUD	227	37,625,976.16	13.47
Condo	163	22,945,271.32	8.21
2 Family	117	16,195,917.88	5.80
3 Family	20	5,379,264.84	1.93
4 Family	14	3,220,940.79	1.15
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Collateral Characteristics continued: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

State (Top 30)			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
CA-S	370	$76,098,011.43	27.24%
FL	313	37,385,369.12	13.38
CA-N	143	28,430,304.34	10.18
NV	153	26,072,044.36	9.33
IL	126	17,159,645.71	6.14
OH	141	12,370,445.84	4.43
HI	52	12,233,984.28	4.38
MI	116	11,716,234.70	4.19
TX	92	9,925,275.11	3.55
MA	27	5,620,654.39	2.01
TN	46	4,250,427.34	1.52
PA	51	3,914,223.42	1.40
CO	22	3,788,788.04	1.36
AZ	25	3,319,146.74	1.19
CT	19	2,875,064.51	1.03
MD	16	2,828,877.47	1.01
GA	17	2,757,919.53	0.99
MO	29	2,506,036.72	0.90
WA	16	2,456,191.35	0.88
OR	13	1,612,991.70	0.58
IN	16	1,498,153.07	0.54
MN	8	1,286,450.03	0.46
AK	7	1,197,735.60	0.43
MS	12	1,101,977.59	0.39
LA	12	1,025,719.18	0.37
NM	8	975,865.37	0.35
NC	7	853,225.14	0.31
OK	8	677,082.16	0.24
AR	7	575,097.19	0.21
KS	4	535,311.30	0.19
Other	22	2,324,626.06	0.83
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Collateral Characteristics continued: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

Documentation Type

Documentation Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Full	1,158	$162,144,526.97	58.04%
Stated	635	98,779,225.47	35.36
Limited	105	18,449,126.35	6.60
Total:	**1,898**	**$279,372,878.79**	**100.00%**

Gross Margin

Gross Margin (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
3.001 - 3.500	17	$2,615,456.78	1.13%
3.501 - 4.000	79	16,931,344.11	7.32
4.001 - 4.500	1	300,000.00	0.13
5.001 - 5.500	970	148,256,649.60	64.13
5.501 - 6.000	364	54,652,943.07	23.64
6.001 - 6.500	11	1,344,863.02	0.58
6.501 - 7.000	59	7,065,542.83	3.06
Total:	**1,501**	**$231,166,799.41**	**100.00%**

Minimum: 3.500
Maximum: 6.750
Weighted Average: 5.356

Collateral Characteristics continued: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.000	78	$17,690,114.55	7.65%
3.000	1,423	213,476,684.86	92.35
Total:	**1,501**	**$231,166,799.41**	**100.00%**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.923

Periodic Rate Cap

Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	1,501	$231,166,799.41	100.00%
Total:	**1,501**	**$231,166,799.41**	**100.00%**

Collateral Characteristics continued: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

Maximum Rate			
Maximum Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	18	$3,430,932.00	1.48%
11.501 - 12.000	60	13,067,490.54	5.65
12.001 - 12.500	116	23,158,540.84	10.02
12.501 - 13.000	259	47,457,940.66	20.53
13.001 - 13.500	258	43,720,973.36	18.91
13.501 - 14.000	302	45,694,079.17	19.77
14.001 - 14.500	184	25,965,885.24	11.23
14.501 - 15.000	142	15,028,512.79	6.50
15.001 - 15.500	74	6,682,956.00	2.89
15.501 - 16.000	53	4,449,230.88	1.92
16.001 - 16.500	18	1,237,662.94	0.54
16.501 - 17.000	13	945,657.45	0.41
17.001 - 17.500	1	66,500.00	0.03
17.501 - 18.000	1	34,450.00	0.01
18.001 - 18.500	1	43,987.54	0.02
18.501 - 19.000	1	182,000.00	0.08
Total:	**1,501**	**$231,166,799.41**	**100.00%**

Minimum: 11.150
Maximum: 18.750
Weighted Average: 13.479

Collateral Characteristics continued: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

Floor

Floor (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
<= 5.500	19	$3,606,932.00	1.56%
5.501 - 6.000	68	15,173,084.49	6.56
6.001 - 6.500	139	28,651,220.84	12.39
6.501 - 7.000	274	50,675,456.71	21.92
7.001 - 7.500	247	40,576,642.36	17.55
7.501 - 8.000	285	41,704,729.17	18.04
8.001 - 8.500	174	24,000,157.84	10.38
8.501 - 9.000	136	13,694,752.79	5.92
9.001 - 9.500	71	6,124,334.40	2.65
9.501 - 10.000	53	4,449,230.88	1.92
10.001 - 10.500	18	1,237,662.94	0.54
10.501 - 11.000	13	945,657.45	0.41
11.001 - 11.500	1	66,500.00	0.03
11.501 - 12.000	1	34,450.00	0.01
12.001 - 12.500	1	43,987.54	0.02
12.501 - 13.000	1	182,000.00	0.08
Total:	**1,501**	**$231,166,799.41**	**100.00%**

Minimum: 5.150
Maximum: 12.750
Weighted Average: 7.402

Collateral Characteristics continued: Pool 1

Collateral characteristics are listed below as of 8/1/2004.

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2006-03	1	$51,134.17	0.02%
2006-05	14	2,347,940.35	1.02
2006-06	132	20,221,661.96	8.75
2006-07	817	125,305,643.99	54.21
2006-08	448	68,862,146.78	29.79
2007-06	7	785,819.70	0.34
2007-07	30	4,642,649.19	2.01
2007-08	14	2,524,835.00	1.09
2009-06	1	175,696.07	0.08
2009-07	24	3,621,658.20	1.57
2009-08	13	2,627,614.00	1.14
Total:	**1,501**	**$231,166,799.41**	**100.00%**

Collateral Summary: Pool 2

Total Number of Loans	1,403	**Geographic Distribution**	
Total Outstanding Loan Balance	$210,120,365	(Other States account individually for less than 5.00%	
Average Loan Balance	$149,765	of the Cut-Off Date aggregate principal balance	
Fixed Rate	17.04%	California	39.11%
Adjustable Rate	82.96%	Florida	15.27%
Prepayment Penalty Coverage	90.50%	Nevada	7.23%
Weighted Average Coupon	7.45%	Illinois	6.84%
Weighted Average Margin	5.40%		
Weighted Average Initial Periodic Cap	2.92%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.00%	89031 – Las Vegas, NV	0.98%
Weighted Average Maximum Rate	13.50%		
Weighted Average Floor	7.42%	**Occupancy Status**	
Weighted Average Original Term (mo.)	358	Primary Home	87.15%
Weighted Average Remaining Term (mo.)	357	Investment	12.85%
Weighted Average CLTV	81.12%		
Weighted Average FICO	619	**Loan Purpose**	
		Purchase	48.11%
Product Type		Cashout Refinance	40.85%
2/28 ARM (Libor)	77.68%	Rate/Term Refinance	11.04%
3/27 ARM (Libor)	2.87%		
5/25 ARM (Libor)	2.41%	**Lien Position**	
Fixed Rate	17.04%	First Lien	98.66%
		Second Lien	1.34%
Prepayment Penalty (years)		**Interest Only Period**	
None	9.50%	60 Months	6.55%
6 Months	0.35%	None	93.45%
1 Year	4.32%		
2 Years	66.61%	**Documentation Type**	
3 Years	19.23%	Full	59.26%
		Stated	33.82%
		Limited	6.92%

Collateral Characteristics: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Scheduled Principal Balances			
Current Balance ($)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	142	$5,462,480.54	2.60%
50,000.01 - 100,000.00	347	26,318,698.17	12.53
100,000.01 - 150,000.00	304	37,797,338.49	17.99
150,000.01 - 200,000.00	226	39,621,961.10	18.86
200,000.01 - 250,000.00	181	40,668,143.16	19.35
250,000.01 - 300,000.00	129	35,491,512.78	16.89
300,000.01 - 350,000.00	63	19,936,542.90	9.49
350,000.01 - 400,000.00	3	1,147,966.04	0.55
400,000.01 - 450,000.00	5	2,116,200.15	1.01
450,000.01 - 500,000.00	1	456,536.91	0.22
500,000.01 - 550,000.00	1	516,000.00	0.25
550,000.01 - 600,000.00	1	586,984.63	0.28
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Minimum: 24,968.97
Maximum: 586,984.63
Average: 149,765.05

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Mortgage Rates			
Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
5.001 - 5.250	1	$263,697.18	0.13%
5.251 - 5.500	9	1,875,151.64	0.89
5.501 - 5.750	14	3,398,625.18	1.62
5.751 - 6.000	29	6,041,326.44	2.88
6.001 - 6.250	74	15,334,350.92	7.30
6.251 - 6.500	84	17,154,298.66	8.16
6.501 - 6.750	95	18,462,160.38	8.79
6.751 - 7.000	143	26,051,214.26	12.40
7.001 - 7.250	83	15,495,457.54	7.37
7.251 - 7.500	126	19,828,530.09	9.44
7.501 - 7.750	97	14,652,945.37	6.97
7.751 - 8.000	158	22,559,618.12	10.74
8.001 - 8.250	80	10,348,576.97	4.93
8.251 - 8.500	78	9,994,407.06	4.76
8.501 - 8.750	75	8,772,945.69	4.18
8.751 - 9.000	73	7,858,404.16	3.74
9.001 - 9.250	25	2,147,280.25	1.02
9.251 - 9.500	30	2,978,009.72	1.42
9.501 - 9.750	13	1,306,502.79	0.62
9.751 - 10.000	13	709,062.15	0.34
10.001 - 10.250	10	439,853.34	0.21
10.251 - 10.500	8	505,888.48	0.24
10.501 - 10.750	7	352,416.52	0.17
10.751 - 11.000	8	440,171.66	0.21
11.001 - 11.250	22	1,084,303.36	0.52
11.251 - 11.500	21	901,917.54	0.43
11.501 - 11.750	26	1,133,032.14	0.54
12.251 - 12.500	1	30,217.26	0.01
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Minimum: 5.250
Maximum: 12.500
Weighted Average: 7.450

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Original Terms to Stated Maturity			
Original Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	29	$2,542,876.32	1.21%
301 - 360	1374	207,577,488.55	98.79
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Minimum: 180
Maximum: 360
Weighted Average: 358

Remaining Terms to Stated Maturity			
Remaining Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	29	$2,542,876.32	1.21%
301 - 360	1374	207,577,488.55	98.79
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 357

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Combined Loan- to-Value Ratio

Combined Loan-to-Value Ratio (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
10.001 - 20.000	1	$40,000.00	0.02%
20.001 - 30.000	3	194,355.14	0.09
30.001 - 40.000	6	449,333.50	0.21
40.001 - 50.000	24	3,148,710.72	1.50
50.001 - 60.000	41	4,636,297.82	2.21
60.001 - 70.000	127	18,726,810.43	8.91
70.001 - 80.000	606	99,678,276.12	47.44
80.001 - 90.000	405	58,391,042.26	27.79
90.001 - 100.000	190	24,855,538.88	11.83
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Minimum: 18.520
Maximum: 100.000
Weighted Average: 81.120

FICO Score

FICO Score	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
476 - 500	6	$979,993.05	0.47%
501 - 525	111	14,949,126.39	7.11
526 - 550	116	16,178,803.50	7.70
551 - 575	160	22,296,829.15	10.61
576 - 600	146	22,844,850.80	10.87
601 - 625	280	39,843,535.26	18.96
626 - 650	202	31,083,406.07	14.79
651 - 675	166	26,241,735.05	12.49
676 - 700	95	15,299,846.93	7.28
701 - 725	59	9,789,649.29	4.66
726 - 750	29	5,483,603.44	2.61
751 - 775	18	2,909,524.80	1.38
776 - 800	13	1,989,574.01	0.95
801 >=	2	229,887.13	0.11
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Minimum: 500
Maximum: 819
Weighted Average: 619

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Lien Position			
Lien Position	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1st Lien	1339	$207,303,031.08	98.66%
2nd Lien	64	2,817,333.79	1.34
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Loan Purpose			
Loan Purpose	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Purchase	680	$101,085,990.65	48.11%
Cash Out Refinance	553	85,833,007.79	40.85
Rate/Term Refinance	170	23,201,366.43	11.04
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Property Type			
Property Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Single Family	1031	$150,385,947.94	71.57%
PUD	160	27,198,327.32	12.94
Condo	123	18,232,462.19	8.68
2 Family	66	9,437,287.77	4.49
3 Family	14	2,527,126.87	1.20
4 Family	9	2,339,212.78	1.11
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

State (Top 30)			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
CA-S	278	$58,821,599.18	27.99%
FL	258	32,078,711.17	15.27
CA-N	111	23,357,900.46	11.12
NV	99	15,201,430.52	7.23
IL	98	14,379,870.54	6.84
HI	39	9,335,918.43	4.44
OH	100	8,548,484.02	4.07
TX	57	6,914,840.62	3.29
MI	65	6,279,787.31	2.99
GA	27	3,750,575.04	1.78
CO	22	3,576,751.15	1.70
PA	43	3,256,030.02	1.55
TN	27	2,276,844.65	1.08
CT	13	2,169,436.56	1.03
MD	9	1,878,734.64	0.89
MA	9	1,874,348.56	0.89
MO	27	1,770,845.38	0.84
AZ	17	1,702,193.20	0.81
MN	9	1,639,981.81	0.78
WA	9	1,439,076.43	0.68
OR	6	1,300,173.10	0.62
LA	11	1,162,763.94	0.55
AR	10	938,236.04	0.45
NM	6	860,727.22	0.41
SC	7	743,797.30	0.35
NC	6	694,072.94	0.33
IN	10	685,028.06	0.33
UT	3	630,875.47	0.30
AK	3	523,367.50	0.25
WI	4	390,434.82	0.19
Other	20	1,937,528.79	0.92
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Documentation Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Full	847	$124,519,267.05	59.26%
Stated	468	71,056,724.27	33.82
Limited	88	14,544,373.55	6.92
Total:	**1,403**	**$210,120,364.87**	**100.00%**

Gross Margin (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
3.001 - 3.500	11	$1,329,444.66	0.76%
3.501 - 4.000	53	11,929,604.29	6.84
4.001 - 4.500	3	874,000.00	0.50
4.501 - 5.000	1	263,697.18	0.15
5.001 - 5.500	700	106,220,334.14	60.93
5.501 - 6.000	278	46,127,401.51	26.46
6.001 - 6.500	6	704,521.83	0.40
6.501 - 7.000	54	6,870,532.28	3.94
Total:	**1,106**	**$174,319,535.89**	**100.00%**

Minimum: 3.500
Maximum: 6.750
Weighted Average: 5.402

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.000	55	$13,762,910.00	7.90%
3.000	1051	160,556,625.89	92.10
Total:	**1,106**	**$174,319,535.89**	**100.00%**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.921

Periodic Rate Cap

Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	1106	$174,319,535.89	100.00%
Total:	**1,106**	**$174,319,535.89**	**100.00%**

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Maximum Rate			
Maximum Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	10	$2,138,848.82	1.23%
11.501 - 12.000	40	8,545,751.62	4.90
12.001 - 12.500	98	19,774,457.49	11.34
12.501 - 13.000	168	31,666,612.26	18.17
13.001 - 13.500	182	32,684,395.50	18.75
13.501 - 14.000	231	35,596,568.03	20.42
14.001 - 14.500	134	18,913,701.57	10.85
14.501 - 15.000	126	16,029,820.79	9.20
15.001 - 15.500	55	5,125,289.97	2.94
15.501 - 16.000	26	2,015,564.94	1.16
16.001 - 16.500	18	945,741.82	0.54
16.501 - 17.000	12	654,837.32	0.38
17.001 - 17.500	1	38,987.25	0.02
17.501 - 18.000	4	158,741.25	0.09
18.001 - 18.500	1	30,217.26	0.02
Total:	**1,106**	**$174,319,535.89**	**100.00%**

Minimum: 11.250
Maximum: 18.500
Weighted Average: 13.501

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Floor			
Floor (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
<= 5.500	10	$2,138,848.82	1.23%
5.501 - 6.000	43	9,439,951.62	5.42
6.001 - 6.500	116	24,451,057.49	14.03
6.501 - 7.000	185	35,446,222.26	20.33
7.001 - 7.500	172	29,815,770.50	17.10
7.501 - 8.000	217	32,633,083.03	18.72
8.001 - 8.500	126	17,105,726.57	9.81
8.501 - 9.000	120	14,319,495.79	8.21
9.001 - 9.500	55	5,125,289.97	2.94
9.501 - 10.000	26	2,015,564.94	1.16
10.001 - 10.500	18	945,741.82	0.54
10.501 - 11.000	12	654,837.32	0.38
11.001 - 11.500	1	38,987.25	0.02
11.501 - 12.000	4	158,741.25	0.09
12.001 - 12.500	1	30,217.26	0.02
Total:	**1,106**	**$174,319,535.89**	**100.00%**

Minimum: 5.250
Maximum: 12.500
Weighted Average: 7.422

Collateral Characteristics continued: Pool 2

Collateral characteristics are listed below as of 8/1/2004.

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2006-03	3	$428,052.21	0.25%
2006-04	1	292,000.00	0.17
2006-05	6	1,201,950.98	0.69
2006-06	89	15,017,897.76	8.62
2006-07	606	95,568,217.92	54.82
2006-08	331	50,718,245.55	29.09
2007-06	3	634,780.16	0.36
2007-07	21	3,343,579.02	1.92
2007-08	16	2,052,065.00	1.18
2009-06	4	767,517.87	0.44
2009-07	22	3,590,129.42	2.06
2009-08	4	705,100.00	0.40
Total:	**1,106**	**$174,319,535.89**	**100.00%**

Collateral Summary: Pool 3

Total Number of Loans	1,104	**Geographic Distribution**	
Total Outstanding Loan Balance	$263,700,968	(Other States account individually for less than 5.00%	
Average Loan Balance	$238,860	of the Cut-Off Date aggregate principal balance	
Fixed Rate	26.60%	California	64.75%
Adjustable Rate	73.40%	Florida	8.04%
Prepayment Penalty Coverage	89.06%	Nevada	6.08%
Weighted Average Coupon	7.35%	Illinois	5.67%
Weighted Average Margin	5.28%		
Weighted Average Initial Periodic Cap	2.81%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.00%	89052 – Henderson, NV	1.33%
Weighted Average Maximum Rate	13.30%		
Weighted Average Floor	7.11%	**Occupancy Status**	
Weighted Average Original Term (mo.)	357	Primary Home	93.92%
Weighted Average Remaining Term (mo.)	356	Investment	6.08%
Weighted Average CLTV	82.60%		
Weighted Average FICO	636	**Loan Purpose**	
		Purchase	51.76%
Product Type		Cashout Refinance	38.50%
2/28 ARM (Libor)	69.53%	Rate/Term Refinance	9.74%
3/27 ARM (Libor)	1.70%		
5/25 ARM (Libor)	2.17%	**Lien Position**	
Fixed Rate	26.60%	First Lien	94.10%
		Second Lien	5.90%
Prepayment Penalty (years)		**Interest Only Period**	
None	10.94%	60 Months	13.91%
6 Months	0.42%	None	86.09%
1 Year	7.39%		
2 Years	58.13%	**Documentation Type**	
3 Years	23.12%	Full	48.12%
		Stated	41.71%
		Limited	10.17%

Collateral Characteristics: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Scheduled Principal Balances			
Current Balance ($)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	187	$6,608,348.38	2.51%
50,000.01 - 100,000.00	223	16,474,828.63	6.25
100,000.01 - 150,000.00	117	14,555,257.64	5.52
150,000.01 - 200,000.00	52	8,843,468.64	3.35
200,000.01 - 250,000.00	37	8,461,053.93	3.21
250,000.01 - 300,000.00	18	4,977,951.91	1.89
300,000.01 - 350,000.00	73	24,714,773.25	9.37
350,000.01 - 400,000.00	131	49,096,322.19	18.62
400,000.01 - 450,000.00	103	43,757,081.66	16.59
450,000.01 - 500,000.00	78	37,075,358.38	14.06
500,000.01 - 550,000.00	38	19,861,349.54	7.53
550,000.01 - 600,000.00	26	15,071,521.75	5.72
600,000.01 - 650,000.00	7	4,404,178.71	1.67
650,000.01 - 700,000.00	9	6,097,879.86	2.31
700,000.01 - 750,000.00	4	2,949,593.31	1.12
750,000.01 - 800,000.00	1	752,000.00	0.29
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum.: 14,951.51
Maximum: 752,000.00
Average.: 238,859.57

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Mortgage Rates

Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
5.001 - 5.250	1	$343,597.99	0.13%
5.251 - 5.500	8	3,383,639.13	1.28
5.501 - 5.750	7	2,972,652.61	1.13
5.751 - 6.000	59	18,398,530.87	6.98
6.001 - 6.250	42	17,632,849.29	6.69
6.251 - 6.500	60	25,947,936.80	9.84
6.501 - 6.750	49	19,255,150.62	7.30
6.751 - 7.000	133	45,578,222.09	17.28
7.001 - 7.250	71	23,764,280.35	9.01
7.251 - 7.500	71	21,979,586.64	8.34
7.501 - 7.750	62	17,873,415.22	6.78
7.751 - 8.000	74	18,588,356.95	7.05
8.001 - 8.250	30	8,651,466.19	3.28
8.251 - 8.500	34	7,943,670.21	3.01
8.501 - 8.750	24	4,557,229.05	1.73
8.751 - 9.000	28	3,820,226.33	1.45
9.001 - 9.250	14	1,912,569.90	0.73
9.251 - 9.500	16	1,737,661.91	0.66
9.501 - 9.750	21	1,411,087.02	0.54
9.751 - 10.000	114	6,653,979.30	2.52
10.001 - 10.250	38	2,284,259.40	0.87
10.251 - 10.500	48	2,488,040.37	0.94
10.501 - 10.750	20	1,127,990.55	0.43
10.751 - 11.000	47	3,082,616.52	1.17
11.001 - 11.250	10	961,067.36	0.36
11.251 - 11.500	2	195,937.35	0.07
11.501 - 11.750	1	68,579.25	0.03
12.001 - 12.250	18	1,016,068.51	0.39
12.251 - 12.500	2	70,300.00	0.03
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum.: 5.150
Maximum: 12.500
Weighted Average: 7.349

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Original Terms to Stated Maturity			
Original Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	24	$2,998,749.36	1.14%
181 - 240	9	1,682,983.60	0.64
301 - 360	1071	259,019,234.82	98.22
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum: 180
Maximum.: 360
Weighted Average: 357

Remaining Terms to Stated Maturity			
Remaining Term (Months)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
171 - 180	24	$2,998,749.36	1.14%
181 - 240	9	1,682,983.60	0.64
301 - 360	1071	259,019,234.82	98.22
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 356

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Combined Loan- to-Value Ratio

Combined Loan-to-Value Ratio (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
30.001 - 40.000	8	$972,316.24	0.37%
40.001 - 50.000	16	1,682,560.18	0.64
50.001 - 60.000	23	4,132,773.76	1.57
60.001 - 70.000	69	16,874,813.73	6.40
70.001 - 80.000	401	123,845,495.40	46.96
80.001 - 90.000	254	77,102,940.99	29.24
90.001 - 100.000	333	$39,090,067.48	14.82
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum.: 32.470
Maximum: 100.000
Weighted Average: 82.602

FICO Score

FICO Score	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
476 - 500	2	$519,339.89	0.20%
501 - 525	43	8,549,225.90	3.24
526 - 550	79	15,395,098.05	5.84
551 - 575	83	16,975,699.45	6.44
576 - 600	82	22,434,966.09	8.51
601 - 625	185	41,609,258.89	15.78
626 - 650	202	54,978,265.29	20.85
651 - 675	185	42,361,145.55	16.06
676 - 700	122	29,706,185.12	11.27
701 - 725	59	12,214,391.49	4.63
726 - 750	30	8,632,312.00	3.27
751 - 775	19	5,829,043.39	2.21
776 - 800	13	4,496,036.67	1.70
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum.: 500
Maximum.: 799
Weighted Average: 636

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	849	$248,133,021.89	94.10%
2nd Lien	255	15,567,945.89	5.90
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	608	$136,496,042.25	51.76%
Cash Out Refinance	396	101,531,655.82	38.50
Rate/Term Refinance	100	25,673,269.71	9.74
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	802	$192,989,191.92	73.18%
PUD	150	37,295,690.84	14.14
Condo	83	18,172,993.37	6.89
2 Family	55	11,477,612.79	4.35
3 Family	7	2,276,524.72	0.86
4 Family	7	1,488,954.14	0.56
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
CA-S	349	$114,051,098.78	43.25%
CA-N	182	56,700,900.81	21.50
FL	126	21,202,635.81	8.04
NV	80	16,032,792.15	6.08
IL	59	14,953,118.99	5.67
HI	26	5,552,218.42	2.11
TX	52	4,957,333.04	1.88
OH	48	4,116,843.43	1.56
MI	27	3,300,269.78	1.25
MD	10	2,968,279.60	1.13
CO	10	2,694,960.55	1.02
MA	8	1,745,473.20	0.66
GA	11	1,629,994.43	0.62
CT	7	1,564,789.62	0.59
MS	14	1,292,499.62	0.49
MN	6	1,287,558.43	0.49
AZ	12	1,213,140.72	0.46
TN	12	1,163,740.99	0.44
MO	7	1,004,272.77	0.38
WA	4	994,816.63	0.38
PA	17	972,285.46	0.37
LA	6	656,969.12	0.25
NM	3	603,467.94	0.23
KS	1	581,608.69	0.22
AR	4	518,751.32	0.20
OR	5	422,169.81	0.16
ID	1	416,000.00	0.16
UT	1	338,148.85	0.13
IN	6	255,571.88	0.10
SC	3	199,468.23	0.08
Other	7	309,788.71	0.12
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Documentation Type			
Documentation Type	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
Full	550	$126,900,699.19	48.12%
Stated	473	109,978,942.47	41.71
Limited	81	26,821,326.12	10.17
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Gross Margin			
Gross Margin (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
3.001 - 3.500	1	$346,750.00	0.18%
3.501 - 4.000	74	29,991,233.00	15.50
4.001 - 4.500	2	982,700.00	0.51
5.001 - 5.500	275	95,128,191.93	49.15
5.501 - 6.000	168	64,910,484.56	33.54
6.001 - 6.500	1	479,525.83	0.25
6.501 - 7.000	9	1,711,702.98	0.88
Total:	**530**	**$193,550,588.30**	**100.00%**

Minimum.: 3.500
Maximum: 6.750
Weighted Average: 5.279

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Initial Periodic Rate Cap			
Initial Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
2.000	90	$36,671,833.00	18.95%
3.000	440	156,878,755.30	81.05
Total:	**530**	**$193,550,588.30**	**100.00%**

Minimum.: 2.000
Maximum.: 3.000
Weighted Average: 2.811

Periodic Rate Cap			
Periodic Rate Cap (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
1.000	530	$193,550,588.30	100.00%
Total:	**530**	**$193,550,588.30**	**100.00%**

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Maximum Rate			
Maximum Rate (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
11.001 - 11.500	4	$1,453,661.64	0.75%
11.501 - 12.000	32	11,888,880.84	6.14
12.001 - 12.500	63	27,335,302.01	14.12
12.501 - 13.000	101	38,500,917.61	19.89
13.001 - 13.500	117	42,910,589.22	22.17
13.501 - 14.000	120	42,322,323.69	21.87
14.001 - 14.500	52	19,945,353.80	10.30
14.501 - 15.000	24	6,784,819.01	3.51
15.001 - 15.500	6	1,684,134.05	0.87
15.501 - 16.000	5	412,619.55	0.21
16.001 - 16.500	3	199,147.88	0.10
16.501 - 17.000	2	70,438.49	0.04
17.001 - 17.500	1	42,400.51	0.02
Total:	**530**	**$193,550,588.30**	**100.00%**

Minimum.: 11.150
Maximum.: 17.200
Weighted Average: 13.296

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Floor

Floor (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
<= 5.500	7	$2,792,261.64	1.44%
5.501 - 6.000	39	14,773,880.84	7.63
6.001 - 6.500	88	36,911,487.01	19.07
6.501 - 7.000	126	49,267,417.61	25.45
7.001 - 7.500	105	38,571,252.22	19.93
7.501 - 8.000	91	29,797,323.69	15.40
8.001 - 8.500	36	13,369,905.80	6.91
8.501 - 9.000	22	5,838,319.01	3.02
9.001 - 9.500	6	1,684,134.05	0.87
9.501 - 10.000	4	232,619.55	0.12
10.001 - 10.500	3	199,147.88	0.10
10.501 - 11.000	2	70,438.49	0.04
11.001 - 11.500	1	42,400.51	0.02
Total:	**530**	**$193,550,588.30**	**100.00%**

Minimum.: 5.150
Maximum.: 11.200
Weighted Average: 7.106

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2006-04	1	$432,000.00	0.22%
2006-05	4	1,700,253.70	0.88
2006-06	49	18,924,912.36	9.78
2006-07	310	112,539,248.11	58.14
2006-08	141	49,743,882.00	25.70
2007-07	6	2,316,945.81	1.20
2007-08	6	2,158,629.00	1.12
2009-06	1	377,430.58	0.20
2009-07	11	4,937,286.74	2.55
2009-08	1	420,000.00	0.22
Total:	**530**	**$193,550,588.30**	**100.00%**

People's Choice Home Loan, Inc.

$[730,598,000] (Approximate)
PEOPLE'S CHOICE HOME LOAN SECURITIES TRUST 2004-2

People's Choice Home Loan, Inc.
(Seller)

Wells Fargo Bank, N.A.
(Master Servicer and Securities Administrator)

People's Choice Home Loan Securities Trust 2004-2

To 10% Call

Class	Approx. Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Ratings (S&P/Fitch/Moody's)
A1(3)	199,388,000	1M LIBOR	1.96	01 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A2(3)	22,154,000	1M LIBOR	5.90	45 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A3(4)	149,963,000	1M LIBOR	1.96	01 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A4(4)	16,663,000	1M LIBOR	5.90	45 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A5(5)	209,115,000	1M LIBOR	2.41	01 – 89	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
M1	44,815,000	1M LIBOR	5.05	41 – 89	14.75%	TBD	10/25/2034	AA+/AA+/Aa2
M2	15,063,000	1M LIBOR	4.99	40 – 89	12.75%	TBD	10/25/2034	AA/AA/Aa3
M3	26,362,000	1M LIBOR	4.96	39 – 89	9.25%	TBD	10/25/2034	AA-/A+/A2
M4	9,415,000	1M LIBOR	4.95	39 – 89	8.00%	TBD	10/25/2034	A/A/A3
M5	9,415,000	1M LIBOR	4.93	38 – 89	6.75%	TBD	10/25/2034	A-/A-/Baa1
M6	8,662,000	1M LIBOR	4.92	38 – 89	5.60%	TBD	10/25/2034	BBB+/BBB+/Baa2
M7	8,285,000	1M LIBOR	4.92	38 – 89	4.50%	TBD	10/25/2034	BBB/BBB/Baa3
M8	11,298,000	5.00%	4.91	37 – 89	3.00%	NA	10/25/2034	BBB-/BBB-/NR
B(6)	11,298,000	5.00%	4.78	37 – 89	1.50%	NA	10/25/2034	BB+/BB/NR

To Maturity

Class	Approx. Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Ratings (S&P/Fitch/Moody's)
A1(3)	199,388,000	1M LIBOR	2.09	01 – 191	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A2(3)	22,154,000	1M LIBOR	6.74	45 – 191	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A3(4)	149,963,000	1M LIBOR	2.08	01 – 191	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A4(4)	16,663,000	1M LIBOR	6.73	45 – 191	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
A5(5)	209,115,000	1M LIBOR	2.65	01 – 198	20.70%	TBD	10/25/2034	AAA/AAA/Aaa
M1	44,815,000	1M LIBOR	5.57	41 – 167	14.75%	TBD	10/25/2034	AA+/AA+/Aa2
M2	15,063,000	1M LIBOR	5.49	40 – 154	12.75%	TBD	10/25/2034	AA/AA/Aa3
M3	26,362,000	1M LIBOR	5.43	39 – 149	9.25%	TBD	10/25/2034	AA-/A+/A2
M4	9,415,000	1M LIBOR	5.38	39 – 137	8.00%	TBD	10/25/2034	A/A/A3
M5	9,415,000	1M LIBOR	5.33	38 – 132	6.75%	TBD	10/25/2034	A-/A-/Baa1
M6	8,662,000	1M LIBOR	5.29	38 – 126	5.60%	TBD	10/25/2034	BBB+/BBB+/Baa2
M7	8,285,000	1M LIBOR	5.23	38 – 119	4.50%	TBD	10/25/2034	BBB/BBB/Baa3
M8	11,298,000	5.00%	5.10	37 – 110	3.00%	NA	10/25/2034	BBB-/BBB-/NR
B(6)	11,298,000	5.00%	4.80	37 – 95	1.50%	NA	10/25/2034	BB+/BB/NR

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(2) Initial Credit Enhancement includes initial overcollateralization of approximately 1.50%.

(3) The Class A1 and A2 Certificates are the Senior Certificates of Group 1.

(4) The Class A3 and A4 Certificates are the Senior Certificates of Group 2.

(5) The Class A5 Certificates are the Senior Certificates of Group 3.

(6) The Class B Certificates are not offered hereby.

Summary of Terms	
Issuer:	People's Choice Home Loan Securities Trust 2004-2
Company:	People's Choice Home Loan Securities Corp.
Trustee:	HSBC Bank USA
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Servicer:	People's Choice Home Loan, Inc. will initially service the Mortgage Loans; during this initial period, Wells Fargo Bank, N.A. will act as back-up Servicer. Primary servicing will be transferred to Chase Manhattan Mortgage Corporation on or before January 1, 2005.
Lead Manager:	Lehman Brothers Inc.
Co-Manager:	Bear Stearns & Co. Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: September 27, 2004
Cut-Off Date:	August 1, 2004
Pricing Date:	Week of August 16, 2004
Closing Date:	On or about August 27, 2004
Settlement Date:	On or about August 27, 2004 through DTC, Euroclear or Clearstream.
Delay Days:	0 day delay – All Classes
Day Count:	Actual/360 on Classes A1, A2, A3, A4, A5, M1, M2, M3, M4, M5, M6, and M7 30/360 on Classes M8 and B
Collection Period:	2nd day of prior month through 1st day of month of the related Distribution Date.

Summary of Terms (continued)

Servicing Fee:	The servicing fee is equal to 0.500% of the loan principal balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Clearstream.
Denomination:	$25,000 minimum and increments $1 in excess thereof for the Class A Certificates. $100,000 minimum and increments $1 in excess thereof for the Subordinate Certificates.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible.
ERISA Eligibility:	The Class A and Class M Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

Principal Payment Priority

At the Senior level, the collateral is divided into three groups: Group 1, Group 2, and Group 3;

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1) All principal from Group 1 will be paid to the Class A1 and A2 Certificates sequentially and in that order, until their certificate principal balances are reduced to zero;

2) All principal from Group 2 will be paid to the Class A3 and A4 Certificates sequentially and in that order, until their certificate principal balances are reduced to zero;

3) All principal from Group 3 will be paid to the Class A5 Certificates, until its certificate principal balance has been reduced to zero;

4) If the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the unrelated groups based on the aggregate balance of the Senior Certificates related to each group, to be paid as described above, until all the Senior Certificates have been reduced to zero. Once the Senior Certificates have been retired, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8, and B Certificates, in that order, in each case until its certificate principal balance is reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is not in effect: principal from each group will be paid to the related Senior Certificates as follows:

1) All principal from Group 1 will be paid on a *pro rata* basis to the Class A1 and A2 Certificates, all principal from Group 2 will be paid on a *pro rata* basis to the Class A3 and A4 Certificates and all principal from Group 3 will be paid as described in Step I(3) above, concurrently, until the Targeted Senior Enhancement Percentage has been reached;

2) If the Senior Certificates of any group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the unrelated groups based on the aggregate balance of the Senior Certificates related to each group, to be paid as described in Step II(1) above, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6, M7, M8, and B Certificates, in that order, so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current aggregate loan balance, subject to a floor equal to 0.50% of the Cut-Off Date collateral Balance.

III. The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) is at least double the original Senior Enhancement Percentage (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th Distribution Date.

Interest Payment Priority

The Interest Rates for the Class A1, A2, A3, A4, A5, M1, M2, M3, M4, M5, M6, and M7 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rates for the Class M8 and B Certificates will be equal to the lesser of (i) 5.00% and (ii) their Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates and Class M8 and B Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or in the case of the first Accrual Period, beginning on the Settlement Date) and ending on the day immediately preceding the related Distribution Date.

Interest Payment Priority (continued)

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and certain costs, liabilities, and expenses of the Trustee, Master Servicer, or Securities Administrator to the extent provided in the Pooling & Servicing Agreement;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1 and A2 Certificates from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A3 and A4 Certificates from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to the Class A5 Certificates from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6, M7, M8, and B, sequentially and in that order;

(6) To pay to the Trustee, Master Servicer and the Securities Administrator previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling & Servicing Agreement;

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the OC Target;

(8) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, A2, A3, A4, and A5 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6, M7, M8, and B, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap Agreement(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6, M7, M8, and B, in that order, any Deferred Amounts; and

(11) To pay remaining amounts to the holder of the Class C Certificate. (1)

(1) Any amounts received under the Interest Rate Cap Agreement will be allocated in steps (8), (9) and (11), in that order of priority.

Carryforward Interest

"Carryforward Interest" for each Class of offered certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of offered certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Interest Rate Cap Agreement

The Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-three month Interest Rate Cap Agreement will have a strike rate of 1.60% and a ceiling of 5.50%, paying a maximum of 3.90%. It will contribute cash in the event one-month LIBOR rises above the strike rate. The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	750,000,000.00
3	743,149,893.57
4	735,291,545.57
5	726,098,838.25
6	714,878,733.36
7	702,439,180.73
8	688,955,269.41
9	673,664,834.93
10	657,288,144.43
11	638,112,030.74
12	617,778,827.70

Month	Approximate Notional Balance ($)
13	597,375,091.20
14	572,799,772.34
15	552,160,315.90
16	533,382,588.91
17	515,640,273.30
18	496,969,568.16
19	471,667,604.71
20	445,279,811.79
21	420,552,152.89
22	398,478,186.70
23	377,684,441.02
24	358,063,530.05

Interest Rate Cap Agreement (continued)

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 3.90%, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360. For purposes of determining the amount payable to the offered certificates and the Class B Certificates, the notional amount described in clause (a) will be capped at an amount equal to the aggregate certificate principal balance of the offered certificates and the Class B Certificates.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the Accrual Period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to either Group has been reduced to zero, such weighting shall be on the basis of the principal balance of each Group and further provided that in the case of Classes M8 and B clause (b) in each definition above will be equal to 1.

The "Group Subordinate Amount" is the excess of the aggregate loan balance of the related group for the immediately preceding Distribution Date over the aggregate certificate principal balance of the Class A1 and A2 Certificates (for Group 1) or Class A3 and A4 Certificates (for Group 2) or Class A5 Certificates (for Group 3), immediately prior to the related Distribution Date.

Net Funds Cap (continued)

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related Collection Period divided by (y) 12, and (B) the aggregate Group loan balance for the immediately preceding Distribution Date

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount actually paid based on the applicable Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class C and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction may be called by the majority holders of the Class C Certificates, on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date collateral balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on the Class A Certificates will double, the margins on Classes M1, M2, M3, M4, M5, M6, and M7 will increase to 1.5 times their initial margin and the Interest Rate for Classes M8 and B will increase to 5.75%

Credit Enhancement

Subordination

The Class A Certificates will have limited protection in the form of the subordination provided by the Subordinate Certificates. The Class A Certificates will have the preferential right to receive interest due to them and principal available for distribution over Classes having a lower priority of distribution. Each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate certificate principal balance exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate principal balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The OC Target with respect to any Distribution Date prior to the Stepdown Date is equal to 1.50% of the Cut-Off Date collateral balance. On or after the Stepdown Date, the OC Target is equal to 3.00% of the current collateral balance, subject to a floor equal to 0.50% of the Cut-Off Date collateral balance. If a Trigger Event has occurred on the related Distribution Date, the OC Target will be the same as the OC Target on the preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 38% of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realized Losses exceed certain levels set by the rating agencies, which are expected to be as follows:

Distribution Date	Loss Percentage
September 2007 to August 2008	3.75% for the first month, plus an additional 1/12th of 2.00% for each month thereafter
September 2008 to August 2009	5.75% for the first month, plus an additional 1/12th of 1.00% for each month thereafter
September 2009 to August 2010	6.75% for the first month plus an additional 1/12th of 0.50% for each month thereafter.
September 2010 and thereafter	7.25%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date collateral Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which the aggregate certificate principal amount of the Subordinate Certificates, and the OC (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Contacts

Syndicate	Kevin White	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Ross Shapiro	(212) 526-6870
MBS Banking	Brad Andres	(212) 526-8367
	Andor Meszaros	(212) 526-5150
	Caroline Yao	(212) 526-6527
MBS Structuring	Sei-Hyong Park	(212) 526-0203

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Average Life (yrs)	4.32	2.91	**1.96**	1.29	1.01
Window (mos)	1 -176	1 -121	**1 -89**	1 -70	1 -30
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	2/25/2007
Class A2					
Average Life (yrs)	9.61	6.46	**5.90**	5.59	2.97
Window (mos)	56 -176	37 -121	**45 -89**	56 -70	30 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class A3					
Average Life (yrs)	4.32	2.91	**1.96**	1.28	1.01
Window (mos)	1 -176	1 -121	**1 -89**	1 -70	1 -30
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	2/25/2007
Class A4					
Average Life (yrs)	9.60	6.46	**5.90**	5.59	2.96
Window (mos)	56 -176	37 -121	**45 -89**	56 -70	30 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class A5					
Average Life (yrs)	4.95	3.34	**2.41**	1.76	1.24
Window (mos)	1 -176	1 -121	**1 -89**	1 -70	1 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.**

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Average Life (yrs)	4.57	3.11	**2.09**	1.30	1.01
Window (mos)	1 -319	1 -251	**1 -191**	1 -149	1 -30
Expected Final Mat.	3/25/2031	7/25/2025	**7/25/2020**	1/25/2017	2/25/2007
Class A2					
Average Life (yrs)	10.45	7.13	**6.74**	6.91	3.44
Window (mos)	56 -319	37 -251	**45 -191**	56 -149	30 -118
Expected Final Mat.	3/25/2031	7/25/2025	**7/25/2020**	1/25/2017	6/25/2014
Class A3					
Average Life (yrs)	4.57	3.11	**2.08**	1.30	1.01
Window (mos)	1 -319	1 -250	**1 -191**	1 -149	1 -30
Expected Final Mat.	3/25/2031	6/25/2025	**7/25/2020**	1/25/2017	2/25/2007
Class A4					
Average Life (yrs)	10.45	7.13	**6.73**	6.90	3.43
Window (mos)	56 -319	37 -250	**45 -191**	56 -149	30 -117
Expected Final Mat.	3/25/2031	6/25/2025	**7/25/2020**	1/25/2017	5/25/2014
Class A5					
Average Life (yrs)	5.33	3.64	**2.65**	1.95	1.34
Window (mos)	1 -324	1 -258	**1 -198**	1 -156	1 -126
Expected Final Mat.	8/25/2031	2/25/2026	**2/25/2021**	8/25/2017	2/25/2015

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Average Life (yrs)	2.86	1.56	0.99
Window (mos)	1 -118	1 -77	1 -29
Expected Final Mat.	6/25/2014	1/25/2011	1/25/2007
Class A2			
Average Life (yrs)	6.42	5.72	2.78
Window (mos)	37 -118	51 -77	29 -55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class A3			
Average Life (yrs)	2.86	1.56	0.99
Window (mos)	1 -118	1 -77	1 -29
Expected Final Mat.	6/25/2014	1/25/2011	1/25/2007
Class A4			
Average Life (yrs)	6.42	5.72	2.78
Window (mos)	37 -118	51 -77	29 -55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class A5			
Average Life (yrs)	3.23	1.98	1.18
Window (mos)	1 -118	1 -77	1 -55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Average Life (yrs)	3.07	1.63	0.99
Window (mos)	1 -251	1 -169	1 -29
Expected Final Mat.	7/25/2025	9/25/2018	1/25/2007
Class A2			
Average Life (yrs)	7.13	6.80	2.95
Window (mos)	37 -251	51 -169	29 -121
Expected Final Mat.	7/25/2025	9/25/2018	9/25/2014
Class A3			
Average Life (yrs)	3.07	1.63	0.99
Window (mos)	1 -251	1 -169	1 -29
Expected Final Mat.	7/25/2025	9/25/2018	1/25/2007
Class A4			
Average Life (yrs)	7.13	6.80	2.96
Window (mos)	37 -251	51 -169	29 -121
Expected Final Mat.	7/25/2025	9/25/2018	9/25/2014
Class A5			
Average Life (yrs)	3.49	2.16	1.20
Window (mos)	1 -252	1 -170	1 -122
Expected Final Mat.	8/25/2025	10/25/2018	10/25/2014

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class M1					
Avg. Life (yrs)	9.67	6.54	**5.05**	4.66	4.66
Window (mos)	56 -176	37 -121	**41 -89**	47 -70	55 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M2					
Avg. Life (yrs)	9.67	6.54	**4.99**	4.39	4.43
Window (mos)	56 -176	37 -121	**40 -89**	44 -70	50 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M3					
Avg. Life (yrs)	9.67	6.54	**4.96**	4.28	4.11
Window (mos)	56 -176	37 -121	**39 -89**	42 -70	45 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M4					
Avg. Life (yrs)	9.67	6.54	**4.95**	4.20	3.91
Window (mos)	56 -176	37 -121	**39 -89**	41 -70	43 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M5					
Avg. Life (yrs)	9.67	6.54	**4.93**	4.16	3.83
Window (mos)	56 -176	37 -121	**38 -89**	40 -70	42 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M6					
Avg. Life (yrs)	9.67	6.54	**4.92**	4.14	3.76
Window (mos)	56 -176	37 -121	**38 -89**	39 -70	41 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M7					
Avg. Life (yrs)	9.67	6.54	**4.92**	4.12	3.70
Window (mos)	56 -176	37 -121	**38 -89**	39 -70	40 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class M8					
Avg. Life (yrs)	9.67	6.54	**4.91**	4.08	3.65
Window (mos)	56 -176	37 -121	**37 -89**	38 -70	39 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009
Class B					
Avg. Life (yrs)	9.44	6.37	**4.78**	3.95	3.51
Window (mos)	56 -176	37 -121	**37 -89**	37 -70	37 -56
Expected Final Mat.	4/25/2019	9/25/2014	**1/25/2012**	6/25/2010	4/25/2009

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.**

Sensitivity Analysis – To Maturity

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class M1					
Avg. Life (yrs)	10.53	7.21	**5.57**	5.06	5.86
Window (mos)	56 -295	37 -221	**41 -167**	47 -131	55 -105
Expected Final Mat.	3/25/2029	1/25/2023	**7/25/2018**	7/25/2015	5/25/2013
Class M2					
Avg. Life (yrs)	10.49	7.18	**5.49**	4.77	4.74
Window (mos)	56 -280	37 -205	**40 -154**	44 -121	50 -97
Expected Final Mat.	12/25/2027	9/25/2021	**6/25/2017**	9/25/2014	9/25/2012
Class M3					
Avg. Life (yrs)	10.46	7.15	**5.43**	4.63	4.40
Window (mos)	56 -273	37 -198	**39 -149**	42 -117	45 -94
Expected Final Mat.	5/25/2027	2/25/2021	**1/25/2017**	5/25/2014	6/25/2012
Class M4					
Avg. Life (yrs)	10.40	7.10	**5.38**	4.52	4.17
Window (mos)	56 -256	37 -183	**39 -137**	41 -107	43 -86
Expected Final Mat.	12/25/2025	11/25/2019	**1/25/2016**	7/25/2013	10/25/2011
Class M5					
Avg. Life (yrs)	10.35	7.06	**5.33**	4.46	4.07
Window (mos)	56 -248	37 -176	**38 -132**	40 -103	42 -83
Expected Final Mat.	4/25/2025	4/25/2019	**8/25/2015**	3/25/2013	7/25/2011
Class M6					
Avg. Life (yrs)	10.29	7.01	**5.29**	4.41	3.98
Window (mos)	56 -238	37 -168	**38 -126**	39 -98	41 -79
Expected Final Mat.	6/25/2024	8/25/2018	**2/25/2015**	10/25/2012	3/25/2011
Class M7					
Avg. Life (yrs)	10.20	6.93	**5.23**	4.34	3.89
Window (mos)	56 -227	37 -159	**38 -119**	39 -92	40 -74
Expected Final Mat.	7/25/2023	11/25/2017	**7/25/2014**	4/25/2012	10/25/2010
Class M8					
Avg. Life (yrs)	10.01	6.79	**5.10**	4.22	3.77
Window (mos)	56 -213	37 -149	**37 -110**	38 -86	39 -69
Expected Final Mat.	5/25/2022	1/25/2017	**10/25/2013**	10/25/2011	5/25/2010
Class B					
Avg. Life (yrs)	9.46	6.39	**4.80**	3.96	3.52
Window (mos)	56 -187	37 -129	**37 -95**	37 -74	37 -59
Expected Final Mat.	3/25/2020	5/25/2015	**7/25/2012**	10/25/2010	7/25/2009

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.40	4.71	4.58
Window (mos)	37 - 118	44 - 77	55 - 55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M2			
Avg. Life (yrs)	6.40	4.55	4.48
Window (mos)	37 - 118	43 - 77	51 - 55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M3			
Avg. Life (yrs)	6.40	4.48	4.12
Window (mos)	37 - 118	40 - 77	45 - 55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M4			
Avg. Life (yrs)	6.40	4.43	3.90
Window (mos)	37 - 118	40 - 77	44 - 55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M5			
Avg. Life (yrs)	6.40	4.41	3.81
Window (mos)	37 - 118	39 - 77	42 - 55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M6			
Avg. Life (yrs)	6.40	4.40	3.74
Window (mos)	37 - 118	39 - 77	41 - 55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M7			
Avg. Life (yrs)	6.40	4.37	3.68
Window (mos)	37 - 118	38 - 77	40 - 55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class M8			
Avg. Life (yrs)	6.40	4.37	3.62
Window (mos)	37 - 118	38 - 77	39 - 55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009
Class B			
Avg. Life (yrs)	6.23	4.22	3.47
Window (mos)	37 - 118	37 - 77	38 - 55
Expected Final Mat.	6/25/2014	1/25/2011	3/25/2009

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	7.06	5.14	6.25
Window (mos)	37-215	44-143	56-111
Expected Final Mat.	7/25/2022	7/25/2016	11/25/2013
Class M2			
Avg. Life (yrs)	7.03	4.97	4.77
Window (mos)	37-200	43-132	51-94
Expected Final Mat.	4/25/2021	8/25/2015	6/25/2012
Class M3			
Avg. Life (yrs)	6.99	4.87	4.39
Window (mos)	37-194	40-127	45-91
Expected Final Mat.	10/25/2020	3/25/2015	3/25/2012
Class M4			
Avg. Life (yrs)	6.95	4.79	4.15
Window (mos)	37-179	40-117	44-83
Expected Final Mat.	7/25/2019	5/25/2014	7/25/2011
Class M5			
Avg. Life (yrs)	6.91	4.74	4.04
Window (mos)	37-173	39-113	42-80
Expected Final Mat.	1/25/2019	1/25/2014	4/25/2011
Class M6			
Avg. Life (yrs)	6.86	4.69	3.94
Window (mos)	37-165	39-107	41-76
Expected Final Mat.	5/25/2018	7/25/2013	12/25/2010
Class M7			
Avg. Life (yrs)	6.78	4.62	3.85
Window (mos)	37-156	38-101	40-72
Expected Final Mat.	8/25/2017	1/25/2013	8/25/2010
Class M8			
Avg. Life (yrs)	6.64	4.52	3.72
Window (mos)	37-145	38-94	39-67
Expected Final Mat.	9/25/2016	6/25/2012	3/25/2010
Class B			
Avg. Life (yrs)	6.25	4.23	3.48
Window (mos)	37-126	37-81	38-58
Expected Final Mat.	2/25/2015	5/25/2011	6/25/2009

Net Funds Cap Schedule* (1) (2)

**The Effective Net Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Certificates as described herein.*

Period	Group 3 Funds Cap (%)	Mezz. Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	7.085	7.144	31	10.097	10.438
2	10.690	10.746	32	9.118	9.426
3	10.344	10.398	33	9.420	9.738
4	10.688	10.743	34	9.115	9.423
5	10.343	10.396	35	9.416	9.735
6	10.342	10.394	36	9.803	10.188
7	11.449	11.506	37	9.801	10.186
8	10.340	10.392	38	10.125	10.523
9	10.684	10.736	39	9.796	10.181
10	10.338	10.389	40	10.120	10.519
11	10.682	10.733	41	9.791	10.177
12	10.336	10.385	42	10.445	10.895
13	10.335	10.384	43	11.163	11.644
14	10.678	10.728	44	10.439	10.889
15	10.332	10.380	45	10.784	11.249
16	10.675	10.724	46	10.433	10.884
17	10.329	10.377	47	10.777	11.244
18	10.328	10.375	48	10.572	10.985
19	11.433	11.484	49	10.569	10.983
20	10.304	10.350	50	10.917	11.346
21	10.532	10.579	51	10.562	10.977
22	10.096	10.142	52	10.910	11.340
23	10.336	10.384	53	10.555	10.971
24	11.744	11.997	54	10.697	11.075
25	8.478	8.730	55	11.839	12.259
26	8.759	9.020	56	10.690	11.069
27	8.475	8.728	57	11.043	11.435
28	8.756	9.018	58	10.683	11.063
29	8.473	8.726	59	11.035	11.430
30	9.122	9.429	60	10.733	11.118

(1) **Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.**

(2) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page two.**

Collateral Summary: Aggregate

Total Number of Loans	4,405
Total Outstanding Loan Balance	$753,194,211
Average Loan Balance	$170,986
Fixed Rate	20.47%
Adjustable Rate	79.53%
Prepayment Penalty Coverage	90.20%
Weighted Average Coupon	7.41%
Weighted Average Margin	5.34%
Weighted Average Initial Periodic Cap	2.89%
Weighted Average Periodic Cap	1.00%
Weighted Average Maximum Rate	13.43%
Weighted Average Floor	7.31%
Weighted Average Original Term (mo.)	358
Weighted Average Remaining Term (mo.)	357
Weighted Average CLTV	81.51%
Weighted Average FICO	625

Product Type	
2/28 ARM (Libor)	74.80%
3/27 ARM (Libor)	2.45%
5/25 ARM (Libor)	2.29%
Fixed Rate	20.47%

Prepayment Penalty (years)	
None	9.80%
6 Months	0.39%
1 Year	5.48%
2 Years	63.76%
3 Years	20.58%

Geographic Distribution
(Other States account individually for less than 5.00% of the Cut-Off Date aggregate principal balance

California	47.46%
Florida	12.04%
Nevada	7.61%
Illinois	6.17%

Largest Zip Code Concentration	
89031 – North Las Vegas, NV	0.69%

Occupancy Status	
Primary Home	90.07%
Investment	9.93%

Loan Purpose	
Purchase	49.51%
Cashout Refinance	40.14%
Rate/Term Refinance	10.35%

Lien Position	
First Lien	97.02%
Second Lien	2.98%

Interest Only Period	
60 Months	9.04%
None	90.96%

Documentation Type	
Full	54.91%
Stated	37.15%
Limited	7.94%

Collateral Characteristics: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Scheduled Principal Balances			
Current Balance ($)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
0.01 - 50,000.00	512	$19,216,919.04	2.55%
50,000.01 - 100,000.00	1,073	80,887,690.71	10.74
100,000.01 - 150,000.00	843	104,902,260.48	13.93
150,000.01 - 200,000.00	590	102,979,241.78	13.67
200,000.01 - 250,000.00	431	96,886,353.35	12.86
250,000.01 - 300,000.00	318	87,686,449.13	11.64
300,000.01 - 350,000.00	208	67,637,448.90	8.98
350,000.01 - 400,000.00	145	54,406,392.60	7.22
400,000.01 - 450,000.00	113	47,981,063.62	6.37
450,000.01 - 500,000.00	85	40,370,884.03	5.36
500,000.01 - 550,000.00	39	20,377,349.54	2.71
550,000.01 - 600,000.00	27	15,658,506.38	2.08
600,000.01 - 650,000.00	7	4,404,178.71	0.58
650,000.01 - 700,000.00	9	6,097,879.86	0.81
700,000.01 - 750,000.00	4	2,949,593.31	0.39
750,000.01 - 800,000.00	1	752,000.00	0.10
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 14,951.51
Maximum: 752,000.00
Average: 170,986.20

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Mortgage Rates

Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
5.001 - 5.250	7	$1,561,924.54	0.21%
5.251 - 5.500	33	8,395,257.98	1.11
5.501 - 5.750	40	10,492,102.57	1.39
5.751 - 6.000	144	36,964,216.76	4.91
6.001 - 6.250	174	45,365,509.55	6.02
6.251 - 6.500	277	68,976,060.82	9.16
6.501 - 6.750	281	63,910,335.58	8.49
6.751 - 7.000	482	109,048,842.51	14.48
7.001 - 7.250	262	58,253,780.89	7.73
7.251 - 7.500	373	68,850,886.44	9.14
7.501 - 7.750	307	54,984,775.87	7.30
7.751 - 8.000	427	67,191,546.31	8.92
8.001 - 8.250	198	30,443,565.34	4.04
8.251 - 8.500	227	33,019,374.96	4.38
8.501 - 8.750	174	20,651,632.15	2.74
8.751 - 9.000	186	20,230,491.63	2.69
9.001 - 9.250	86	7,928,621.99	1.05
9.251 - 9.500	94	8,620,140.92	1.14
9.501 - 9.750	67	5,244,136.01	0.70
9.751 - 10.000	198	12,149,823.07	1.61
10.001 - 10.250	55	3,285,141.14	0.44
10.251 - 10.500	67	3,670,563.39	0.49
10.501 - 10.750	34	1,820,408.82	0.24
10.751 - 11.000	100	6,064,027.00	0.81
11.001 - 11.250	32	2,045,370.72	0.27
11.251 - 11.500	24	1,164,354.89	0.15
11.501 - 11.750	28	1,236,061.39	0.16
11.751 - 12.000	5	282,684.89	0.04
12.001 - 12.250	19	1,060,056.05	0.14
12.251 - 12.500	3	100,517.26	0.01
12.501 - 12.750	1	182,000.00	0.02
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 5.150
Maximum: 12.750
Weighted Average: 7.406

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Original Terms to Stated Maturity

Original Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	78	$7,902,746.73	1.05%
181 - 240	23	3,202,242.79	0.43
301 - 360	4,304	742,089,221.92	98.53
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 180
Maximum.: 360
Weighted Average: 358

Remaining Terms to Stated Maturity

Remaining Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 – 180	78	$7,902,746.73	1.05%
181 – 240	23	3,202,242.79	0.43
301 – 360	4,304	742,089,221.92	98.53
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 357

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Combined Loan- to-Value Ratio			
Combined Loan-to-Value Ratio (%)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
10.001 - 20.000	3	$178,807.78	0.02%
20.001 - 30.000	7	424,314.07	0.06
30.001 - 40.000	26	2,440,145.47	0.32
40.001 - 50.000	56	6,512,637.68	0.86
50.001 - 60.000	123	17,129,567.26	2.27
60.001 - 70.000	390	63,729,170.31	8.46
70.001 - 80.000	1,821	356,094,627.74	47.28
80.001 - 90.000	1,203	213,177,539.07	28.30
90.001 - 100.000	776	93,507,402.06	12.41
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 12.850
Maximum: 100.000
Weighted Average: 81.509

FICO Score			
FICO Score	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
476 - 500	12	$1,926,606.30	0.26%
501 - 525	297	41,969,259.44	5.57
526 - 550	390	56,994,437.66	7.57
551 - 575	454	68,244,459.51	9.06
576 - 600	435	75,223,235.26	9.99
601 - 625	771	126,548,592.10	16.80
626 - 650	719	134,395,966.50	17.84
651 - 675	557	101,450,109.47	13.47
676 - 700	361	67,835,194.75	9.01
701 - 725	186	33,360,393.24	4.43
726 - 750	106	22,452,638.29	2.98
751 - 775	72	13,726,022.28	1.82
776 - 800	41	8,619,647.03	1.14
801 >=	4	447,649.61	0.06
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Minimum: 500
Maximum: 819
Weighted Average: 625

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	4,001	$730,728,771.66	97.02%
2nd Lien	404	22,465,439.78	2.98
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	2,230	$372,908,686.22	49.51%
Cash Out Refinance	1,701	302,323,823.54	40.14
Rate/Term Refinance	474	77,961,701.68	10.35
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	3,190	$537,380,647.66	71.35%
PUD	537	102,119,994.32	13.56
Condo	369	59,350,726.88	7.88
2 Family	238	37,110,818.44	4.93
3 Family	41	10,182,916.43	1.35
4 Family	30	7,049,107.71	0.94
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

State (Top 30)			
State (Top 30)	**No. of Loans**	**Total Current Balance ($)**	**% of Cut-Off Date Principal Balance**
CA-S	997	$248,970,709.39	33.06%
CA-N	436	108,489,105.61	14.40
FL	697	90,666,716.10	12.04
NV	332	57,306,267.03	7.61
IL	283	46,492,635.24	6.17
HI	117	27,122,121.13	3.60
OH	289	25,035,773.29	3.32
TX	201	21,797,448.77	2.89
MI	208	21,296,291.79	2.83
CO	54	10,060,499.74	1.34
MA	44	9,240,476.15	1.23
PA	111	8,142,538.90	1.08
GA	55	8,138,489.00	1.08
TN	85	7,691,012.98	1.02
MD	35	7,675,891.71	1.02
CT	39	6,609,290.69	0.88
AZ	54	6,234,480.66	0.83
MO	63	5,281,154.87	0.70
WA	29	4,890,084.41	0.65
MN	23	4,213,990.27	0.56
OR	24	3,335,334.61	0.44
LA	29	2,845,452.24	0.38
MS	31	2,765,221.37	0.37
NM	17	2,440,060.53	0.32
IN	32	2,438,753.01	0.32
AR	21	2,032,084.55	0.27
AK	10	1,721,103.10	0.23
NC	14	1,577,698.08	0.21
UT	8	1,412,272.37	0.19
KS	7	1,379,291.90	0.18
Other	60	5,891,961.95	0.78
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Documentation Type

Documentation Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Full	2,555	$413,564,493.21	54.91%
Stated	1,576	279,814,892.21	37.15
Limited	274	59,814,826.02	7.94
Total:	**4,405**	**$753,194,211.44**	**100.00%**

Gross Margin

Gross Margin (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
3.001 - 3.500	29	$4,291,651.44	0.72%
3.501 - 4.000	206	58,852,181.40	9.82
4.001 - 4.500	6	2,156,700.00	0.36
4.501 - 5.000	1	263,697.18	0.04
5.001 - 5.500	1,945	349,605,175.67	58.36
5.501 - 6.000	810	165,690,829.14	27.66
6.001 - 6.500	18	2,528,910.68	0.42
6.501 - 7.000	122	15,647,778.09	2.61
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Minimum: 3.500
Maximum: 6.750
Weighted Average: 5.344

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.000	223	$68,124,857.55	11.37%
3.000	2,914	530,912,066.05	88.63
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Minimum: 2.000
Maximum: 3.000
Weighted Average: 2.886

Periodic Rate Cap

Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	3,137	$599,036,923.60	100.00%
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Maximum Rate

Maximum Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
11.001 - 11.500	32	$7,023,442.46	1.17%
11.501 - 12.000	132	33,502,123.00	5.59
12.001 - 12.500	277	70,268,300.34	11.73
12.501 - 13.000	528	117,625,470.53	19.64
13.001 - 13.500	557	119,315,958.08	19.92
13.501 - 14.000	653	123,612,970.89	20.64
14.001 - 14.500	370	64,824,940.61	10.82
14.501 - 15.000	292	37,843,152.59	6.32
15.001 - 15.500	135	13,492,380.02	2.25
15.501 - 16.000	84	6,877,415.37	1.15
16.001 - 16.500	39	2,382,552.64	0.40
16.501 - 17.000	27	1,670,933.26	0.28
17.001 - 17.500	3	147,887.76	0.02
17.501 - 18.000	5	193,191.25	0.03
18.001 - 18.500	2	74,204.80	0.01
18.501 - 19.000	1	182,000.00	0.03
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Minimum: 11.150
Maximum: 18.750
Weighted Average: 13.426

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Floor

Floor (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
<= 5.500	36	$8,538,042.46	1.43%
5.501 - 6.000	150	39,386,916.95	6.58
6.001 - 6.500	343	90,013,765.34	15.03
6.501 - 7.000	585	135,389,096.58	22.60
7.001 - 7.500	524	108,963,665.08	18.19
7.501 - 8.000	593	104,135,135.89	17.38
8.001 - 8.500	336	54,475,790.21	9.09
8.501 - 9.000	278	33,852,567.59	5.65
9.001 - 9.500	132	12,933,758.42	2.16
9.501 - 10.000	83	6,697,415.37	1.12
10.001 - 10.500	39	2,382,552.64	0.40
10.501 - 11.000	27	1,670,933.26	0.28
11.001 - 11.500	3	147,887.76	0.02
11.501 - 12.000	5	193,191.25	0.03
12.001 - 12.500	2	74,204.80	0.01
12.501 - 13.000	1	182,000.00	0.03
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Minimum: 5.150
Maximum: 12.750
Weighted Average: 7.312

Collateral Characteristics continued: Aggregate

Collateral characteristics are listed below as of 8/1/2004.

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2006-03	4	$479,186.38	0.08%
2006-04	2	724,000.00	0.12
2006-05	24	5,250,145.03	0.88
2006-06	270	54,164,472.08	9.04
2006-07	1,733	333,413,110.02	55.66
2006-08	920	169,324,274.33	28.27
2007-06	10	1,420,599.86	0.24
2007-07	57	10,303,174.02	1.72
2007-08	36	6,735,529.00	1.12
2009-06	6	1,320,644.52	0.22
2009-07	57	12,149,074.36	2.03
2009-08	18	3,752,714.00	0.63
Total:	**3,137**	**$599,036,923.60**	**100.00%**

Collateral Summary: Pool 3

Total Number of Loans	1,104	**Geographic Distribution**	
Total Outstanding Loan Balance	$263,700,968	(Other States account individually for less than 5.00%	
Average Loan Balance	$238,860	of the Cut-Off Date aggregate principal balance	
Fixed Rate	26.60%	California	64.75%
Adjustable Rate	73.40%	Florida	8.04%
Prepayment Penalty Coverage	89.06%	Nevada	6.08%
Weighted Average Coupon	7.35%	Illinois	5.67%
Weighted Average Margin	5.28%		
Weighted Average Initial Periodic Cap	2.81%	**Largest Zip Code Concentration**	
Weighted Average Periodic Cap	1.00%	89052 – Henderson, NV	1.33%
Weighted Average Maximum Rate	13.30%		
Weighted Average Floor	7.11%	**Occupancy Status**	
Weighted Average Original Term (mo.)	357	Primary Home	93.92%
Weighted Average Remaining Term (mo.)	356	Investment	6.08%
Weighted Average CLTV	82.60%		
Weighted Average FICO	636	**Loan Purpose**	
		Purchase	51.76%
Product Type		Cashout Refinance	38.50%
2/28 ARM (Libor)	69.53%	Rate/Term Refinance	9.74%
3/27 ARM (Libor)	1.70%		
5/25 ARM (Libor)	2.17%	**Lien Position**	
Fixed Rate	26.60%	First Lien	94.10%
		Second Lien	5.90%
Prepayment Penalty (years)		**Interest Only Period**	
None	10.94%	60 Months	13.91%
6 Months	0.42%	None	86.09%
1 Year	7.39%		
2 Years	58.13%	**Documentation Type**	
3 Years	23.12%	Full	48.12%
		Stated	41.71%
		Limited	10.17%

Collateral Characteristics: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Scheduled Principal Balances

Current Balance ($)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
0.01 - 50,000.00	187	$6,608,348.38	2.51%
50,000.01 - 100,000.00	223	16,474,828.63	6.25
100,000.01 - 150,000.00	117	14,555,257.64	5.52
150,000.01 - 200,000.00	52	8,843,468.64	3.35
200,000.01 - 250,000.00	37	8,461,053.93	3.21
250,000.01 - 300,000.00	18	4,977,951.91	1.89
300,000.01 - 350,000.00	73	24,714,773.25	9.37
350,000.01 - 400,000.00	131	49,096,322.19	18.62
400,000.01 - 450,000.00	103	43,757,081.66	16.59
450,000.01 - 500,000.00	78	37,075,358.38	14.06
500,000.01 - 550,000.00	38	19,861,349.54	7.53
550,000.01 - 600,000.00	26	15,071,521.75	5.72
600,000.01 - 650,000.00	7	4,404,178.71	1.67
650,000.01 - 700,000.00	9	6,097,879.86	2.31
700,000.01 - 750,000.00	4	2,949,593.31	1.12
750,000.01 - 800,000.00	1	752,000.00	0.29
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum.: 14,951.51
Maximum: 752,000.00
Average.: 238,859.57

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Mortgage Rates

Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
5.001 - 5.250	1	$343,597.99	0.13%
5.251 - 5.500	8	3,383,639.13	1.28
5.501 - 5.750	7	2,972,652.61	1.13
5.751 - 6.000	59	18,398,530.87	6.98
6.001 - 6.250	42	17,632,849.29	6.69
6.251 - 6.500	60	25,947,936.80	9.84
6.501 - 6.750	49	19,255,150.62	7.30
6.751 - 7.000	133	45,578,222.09	17.28
7.001 - 7.250	71	23,764,280.35	9.01
7.251 - 7.500	71	21,979,586.64	8.34
7.501 - 7.750	62	17,873,415.22	6.78
7.751 - 8.000	74	18,588,356.95	7.05
8.001 - 8.250	30	8,651,466.19	3.28
8.251 - 8.500	34	7,943,670.21	3.01
8.501 - 8.750	24	4,557,229.05	1.73
8.751 - 9.000	28	3,820,226.33	1.45
9.001 - 9.250	14	1,912,569.90	0.73
9.251 - 9.500	16	1,737,661.91	0.66
9.501 - 9.750	21	1,411,087.02	0.54
9.751 - 10.000	114	6,653,979.30	2.52
10.001 - 10.250	38	2,284,259.40	0.87
10.251 - 10.500	48	2,488,040.37	0.94
10.501 - 10.750	20	1,127,990.55	0.43
10.751 - 11.000	47	3,082,616.52	1.17
11.001 - 11.250	10	961,067.36	0.36
11.251 - 11.500	2	195,937.35	0.07
11.501 - 11.750	1	68,579.25	0.03
12.001 - 12.250	18	1,016,068.51	0.39
12.251 - 12.500	2	70,300.00	0.03
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum: 5.150
Maximum: 12.500
Weighted Average: 7.349

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Original Terms to Stated Maturity

Original Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	24	$2,998,749.36	1.14%
181 - 240	9	1,682,983.60	0.64
301 - 360	1071	259,019,234.82	98.22
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum: 180
Maximum.: 360
Weighted Average: 357

Remaining Terms to Stated Maturity

Remaining Term (Months)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
171 - 180	24	$2,998,749.36	1.14%
181 - 240	9	1,682,983.60	0.64
301 - 360	1071	259,019,234.82	98.22
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum: 178
Maximum: 360
Weighted Average: 356

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Combined Loan- to-Value Ratio

Combined Loan-to-Value Ratio (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
30.001 - 40.000	8	$972,316.24	0.37%
40.001 - 50.000	16	1,682,560.18	0.64
50.001 - 60.000	23	4,132,773.76	1.57
60.001 - 70.000	69	16,874,813.73	6.40
70.001 - 80.000	401	123,845,495.40	46.96
80.001 - 90.000	254	77,102,940.99	29.24
90.001 - 100.000	333	$39,090,067.48	14.82
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum.: 32.470
Maximum: 100.000
Weighted Average: 82.602

FICO Score

FICO Score	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
476 - 500	2	$519,339.89	0.20%
501 - 525	43	8,549,225.90	3.24
526 - 550	79	15,395,098.05	5.84
551 - 575	83	16,975,699.45	6.44
576 - 600	82	22,434,966.09	8.51
601 - 625	185	41,609,258.89	15.78
626 - 650	202	54,978,265.29	20.85
651 - 675	185	42,361,145.55	16.06
676 - 700	122	29,706,185.12	11.27
701 - 725	59	12,214,391.49	4.63
726 - 750	30	8,632,312.00	3.27
751 - 775	19	5,829,043.39	2.21
776 - 800	13	4,496,036.67	1.70
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Minimum.: 500
Maximum.: 799
Weighted Average: 636

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Lien Position

Lien Position	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1st Lien	849	$248,133,021.89	94.10%
2nd Lien	255	15,567,945.89	5.90
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Loan Purpose

Loan Purpose	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Purchase	608	$136,496,042.25	51.76%
Cash Out Refinance	396	101,531,655.82	38.50
Rate/Term Refinance	100	25,673,269.71	9.74
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Property Type

Property Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Single Family	802	$192,989,191.92	73.18%
PUD	150	37,295,690.84	14.14
Condo	83	18,172,993.37	6.89
2 Family	55	11,477,612.79	4.35
3 Family	7	2,276,524.72	0.86
4 Family	7	1,488,954.14	0.56
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

State (Top 30)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
CA-S	349	$114,051,098.78	43.25%
CA-N	182	56,700,900.81	21.50
FL	126	21,202,635.81	8.04
NV	80	16,032,792.15	6.08
IL	59	14,953,118.99	5.67
HI	26	5,552,218.42	2.11
TX	52	4,957,333.04	1.88
OH	48	4,116,843.43	1.56
MI	27	3,300,269.78	1.25
MD	10	2,968,279.60	1.13
CO	10	2,694,960.55	1.02
MA	8	1,745,473.20	0.66
GA	11	1,629,994.43	0.62
CT	7	1,564,789.62	0.59
MS	14	1,292,499.62	0.49
MN	6	1,287,558.43	0.49
AZ	12	1,213,140.72	0.46
TN	12	1,163,740.99	0.44
MO	7	1,004,272.77	0.38
WA	4	994,816.63	0.38
PA	17	972,285.46	0.37
LA	6	656,969.12	0.25
NM	3	603,467.94	0.23
KS	1	581,608.69	0.22
AR	4	518,751.32	0.20
OR	5	422,169.81	0.16
ID	1	416,000.00	0.16
UT	1	338,148.85	0.13
IN	6	255,571.88	0.10
SC	3	199,468.23	0.08
Other	7	309,788.71	0.12
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Documentation Type

Documentation Type	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
Full	550	$126,900,699.19	48.12%
Stated	473	109,978,942.47	41.71
Limited	81	26,821,326.12	10.17
Total:	**1,104**	**$263,700,967.78**	**100.00%**

Gross Margin

Gross Margin (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
3.001 - 3.500	1	$346,750.00	0.18%
3.501 - 4.000	74	29,991,233.00	15.50
4.001 - 4.500	2	982,700.00	0.51
5.001 - 5.500	275	95,128,191.93	49.15
5.501 - 6.000	168	64,910,484.56	33.54
6.001 - 6.500	1	479,525.83	0.25
6.501 - 7.000	9	1,711,702.98	0.88
Total:	**530**	**$193,550,588.30**	**100.00%**

Minimum.: 3.500
Maximum: 6.750
Weighted Average: 5.279

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2.000	90	$36,671,833.00	18.95%
3.000	440	156,878,755.30	81.05
Total:	**530**	**$193,550,588.30**	**100.00%**

Minimum.: 2.000
Maximum.: 3.000
Weighted Average: 2.811

Periodic Rate Cap

Periodic Rate Cap (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
1.000	530	$193,550,588.30	100.00%
Total:	**530**	**$193,550,588.30**	**100.00%**

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Maximum Rate

Maximum Rate (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
11.001 - 11.500	4	$1,453,661.64	0.75%
11.501 - 12.000	32	11,888,880.84	6.14
12.001 - 12.500	63	27,335,302.01	14.12
12.501 - 13.000	101	38,500,917.61	19.89
13.001 - 13.500	117	42,910,589.22	22.17
13.501 - 14.000	120	42,322,323.69	21.87
14.001 - 14.500	52	19,945,353.80	10.30
14.501 - 15.000	24	6,784,819.01	3.51
15.001 - 15.500	6	1,684,134.05	0.87
15.501 - 16.000	5	412,619.55	0.21
16.001 - 16.500	3	199,147.88	0.10
16.501 - 17.000	2	70,438.49	0.04
17.001 - 17.500	1	42,400.51	0.02
Total:	**530**	**$193,550,588.30**	**100.00%**

Minimum.: 11.150
Maximum.: 17.200
Weighted Average: 13.296

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Floor

Floor (%)	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
<= 5.500	7	$2,792,261.64	1.44%
5.501 - 6.000	39	14,773,880.84	7.63
6.001 - 6.500	88	36,911,487.01	19.07
6.501 - 7.000	126	49,267,417.61	25.45
7.001 - 7.500	105	38,571,252.22	19.93
7.501 - 8.000	91	29,797,323.69	15.40
8.001 - 8.500	36	13,369,905.80	6.91
8.501 - 9.000	22	5,838,319.01	3.02
9.001 - 9.500	6	1,684,134.05	0.87
9.501 - 10.000	4	232,619.55	0.12
10.001 - 10.500	3	199,147.88	0.10
10.501 - 11.000	2	70,438.49	0.04
11.001 - 11.500	1	42,400.51	0.02
Total:	**530**	**$193,550,588.30**	**100.00%**

Minimum.: 5.150
Maximum.: 11.200
Weighted Average: 7.106

Collateral Characteristics continued: Pool 3

Collateral characteristics are listed below as of 8/1/2004.

Next Rate Adjustment Date

Next Rate Adjustment Date	No. of Loans	Total Current Balance ($)	% of Cut-Off Date Principal Balance
2006-04	1	$432,000.00	0.22%
2006-05	4	1,700,253.70	0.88
2006-06	49	18,924,912.36	9.78
2006-07	310	112,539,248.11	58.14
2006-08	141	49,743,882.00	25.70
2007-07	6	2,316,945.81	1.20
2007-08	6	2,158,629.00	1.12
2009-06	1	377,430.58	0.20
2009-07	11	4,937,286.74	2.55
2009-08	1	420,000.00	0.22
Total:	**530**	**$193,550,588.30**	**100.00%**